ISB FINANCIAL CORP.

2007 ANNUAL REPORT

To Our Shareholders:

Our annual report is being sent to you later than normal this year due to the recently completed merger of ISB Financial Corp. and MidWestOne Financial Group, Inc. We normally reserve this space in our annual report to review in detail the prior year’s financial results. Because we just recently mailed our first quarter report to you, we will use this space to talk about recent efforts to bring two fine companies together and to peer into the future of this newly formed banking company.

Iowa State Bank & Trust Company was formed in 1934 in Iowa City in the depths of the Great Depression by a group of investors that included Ben Summerwill. The Mahaska County State Bank was formed in Oskaloosa in 1883 by a group of investors that included Harry Howard. From these modest beginnings emerged a banking company that in 2008 is among the largest five banks based in Iowa.

ISB Financial Corp. and MidWestOne Financial Group, Inc. announced their intent to join companies in a merger of equals on September 12, 2007. Regulatory approval was received and the companies officially merged on March 14, 2008. Although ISB Financial Corp. is the surviving corporation, the company’s name has been changed to MidWestOne Financial Group, Inc. The company owns three banks, Iowa State Bank & Trust Company in Iowa City, MidWestOne Bank in Oskaloosa, and First State Bank in Conrad. Pending regulatory approval, we plan to merge the three banks into one bank in August of 2008. The resulting bank will have $1.5 billion in assets and span 21 communities and 29 locations in Southern and Eastern Iowa, with its headquarters in Iowa City.

We’ve spent a lot of time talking to our primary four constituencies—our customers, employees, shareholders, and the people in our communities—since the merger announcement. As we’ve often said, for any business to succeed, each of these four groups must be well served and we believe they will if we can execute our plans for the new company:

•

Our customers will continue to see outstanding “EDGE” (Extraordinary Deeds through Genuine Efforts) service at each MidWestOne location. To assure excellence, we will continue to measure our service quality and we will not waver in our commitment to deepen relationships with our customers. In addition, the new company should be able to better leverage technology and new products that will benefit our customers and differentiate us, over time, from our competitors in most of our markets.

•

Our communities will continue to see the strong corporate citizen that they’ve seen for many years. We are leaders in our communities. Our employees are leaders and our communities are better places because we are in them. This will not change.

•

Our employees have more opportunities to shine and to perform on a bigger stage than ever before. We have a solid leadership team consisting of the top officers from the two companies. Our culture will be to “pay for performance” and to reward and recognize good work at every level of the company. We realize that we must provide an excellent workplace environment to attract and retain top-notch employees.

•

Our shareholders are expected to have more liquidity than ever before with a NASDAQ traded stock. We believe that the efficiencies provided by the merger will provide our shareholders with a better earnings stream than could have been provided by either of the merged companies individually.

As we look out on the current banking landscape, we see opportunity as well as risk. Newspapers and magazines are full of stories that chronicle a weaker U.S. economy. We see signs of weakness in Iowa, but as we stated in our first quarter shareholder letter, Iowa seems to be faring somewhat better than the nation as a whole at this time. We saw some deterioration in our loan portfolios in the first quarter of 2008 as measured by past-due loans and charge-offs. At the end of the first quarter, the combined loan loss reserve of our three banks stood at 1.10% of total period-end loans and non-performing assets stood at 1.03% of loans. There are always surprises – both pleasant and unpleasant – when managing a loan portfolio. That said, we are confident in our ability to navigate the choppy seas in which we find ourselves at this time.

Capital and liquidity are two words that are on everyone’s mind these days as the commercial banking system manages its way through the slowing economy. As of March 31, 2008, MidWestOne Financial Group, Inc. had tangible equity to total assets of 8.50%. With an eye toward the unsettled markets experienced early in 2008, we have been building liquidity with the belief that a more liquid balance sheet would serve us well as 2008 unfolds. At March 31, our combined loan to deposit ratio stood at 93.07%. Our goal is to move this ratio into the mid to high 80’s over time.

We see great opportunity in delivering trust and investment services, as well as real estate mortgage services, in the MidWestOne footprint. During 2008 and 2009, we will be seeking to add professionals in selected markets to provide these services to MidWestOne customers. ISB Financial Corp. had been able to cross the 30% threshold in terms of fee income as a percentage of total revenues. While this number has fallen to the 25% range with the merger, we believe adding trust and investment representatives, as well as delivering a better product line of single family real estate mortgage loans, can propel our fee income toward the 30% level over the next few years.

To summarize, the goal for the next 12-18 months is to move our loan-to-deposit ratio into the 80’s, raise our non-interest income to total revenues toward 30%, and also to implement a disciplined approach to expense management. We believe that this path will produce a good and growing income stream for the company.

That brief financial blueprint, however, is only a part of the formula that will make MidWestOne successful. Will we continue to give our customers competitive products and exceptional service? Will we continue to be leaders in the communities in which we have banks? Will we be able to be successful in our efforts to deepen customer relationships and our salespeople be able to attract customers to MidWestOne? Will we be able to put together an energized staff, dedicated to assuring an affirmative answer to these questions?

This we know: your Board of Directors is committed to the notion that MidWestOne Financial Group has the potential to be one of Iowa’s banking leaders. We know that we see a growing core of key employees in our company who are dedicated to making the goals listed above a reality. We thank our directors and employees for all of their hard work over the past year. We look forward to sharing progress reports with you in our quarterly reports and in next year’s annual report. As always, thank you for your investment in MidWestOne and for your continued support.

Sincerely,

W. Richard Summerwill	Charles N. Funk
Chairman & CEO	President
ISB Financial Corp.	ISB Financial Corp.

REPRESENTATIONS OF MANAGEMENT

Management is responsible for the content of the consolidated financial statements and supplemental information contained in other sections of this annual report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles appropriate to reflect, in all material respects, the substance of events and transactions that should be included. The consolidated financial statements reflect management’s judgements and estimates as to the effects of events and transactions that are accounted for and disclosed.

The Company maintains accounting and reporting systems, supported by an internal accounting control system, which is adequate to provide reasonable assurance that transactions are authorized, assets are safeguarded and reliable financial statements are prepared, recognizing the cost and expected benefits of internal accounting controls. The internal auditor conducts ongoing reviews of accounting practices and internal accounting controls.

The consolidated financial statements of the Company and its subsidiaries are audited by independent certified public accountants. Their role is to render independent professional opinions on the fairness of the consolidated financial statements based upon performance of procedures they deem appropriate under auditing standards generally accepted in the United States of America.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the internal auditor and independent certified public accountants to review matters relating to internal accounting controls and the nature, extent and results of audit efforts. The internal auditor and independent certified public accountants have access to the Audit Committee.

W. Richard Summerwill
Chairman & CEO

Charles N. Funk
President

Gary J. Ortale
Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

ISB Financial Corp. and Subsidiaries

Iowa City, Iowa

We have audited the consolidated balance sheets of ISB Financial Corp. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ISB Financial Corp. and Subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Cedar Rapids, Iowa
March 13, 2008

McGladrey & Pullen, LLP is an independent member firm of RSM International,

an affiliation of separate and independent legal entities.

ISB Financial Corp. and Subsidiaries

Consolidated Balance Sheets

December 31, 2007, and 2006

(In Thousands, Except Shares)

	2007	2006
Assets
Cash and due from banks (Note 11)	$16,378	$14,274
Investment securities (Note 2):
Available for sale (amortized cost 2007 $232,446; 2006 $241,926)	232,125	239,486
Held to maturity (fair value 2007 $101; 2006 $122)	95	113
Federal funds sold	17,842	3,175
Loans held for sale	2,709	2,422
Loans, net (Notes 3, 7, 12 and 13)	396,088	373,314
Property and equipment (Note 4)	11,802	12,090
Accrued interest receivable	4,639	4,568
Goodwill (Note 1)	4,356	4,356
Deferred income taxes (Note 8)	1,836	2,372
Bank-owned life insurance	8,613	8,157
Other assets	5,500	4,344

Total assets	$701,983	$668,671

Liabilities and Shareholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing demand	$66,340	$64,018
Savings and interest-bearing demand	215,291	199,148
Time (Notes 2 and 5)	244,984	229,735

Total deposits	526,615	492,901
Federal funds purchased	—	3,023
Securities sold under agreements to repurchase (Notes 2 and 7)	45,997	48,906
Federal Home Loan Bank borrowings (Note 7)	47,000	46,020
Accounts payable, accrued expenses and other liabilities	4,979	4,612

Total liabilities	624,591	595,462

Commitments and Contingencies (Note 12)
Shareholders’ Equity (Notes 10 and 15)
Capital stock, common, $1 par value; authorized 10,000,000 shares; issued 2007 5,165,308 shares; 2006 5,176,488 shares	5,165	5,176
Additional paid-in capital	100	14
Retained earnings	72,333	69,539
Accumulated other comprehensive (loss)	(206)	(1,520)

Total shareholders’ equity	77,392	73,209

Total liabilities and shareholders’ equity	$701,983	$668,671

See Notes to Consolidated Financial Statements.

ISB Financial Corp. and Subsidiaries

Consolidated Statements of Income

Years Ended December 31, 2007, 2006 and 2005

(In Thousands, Except Per Share Amounts)

	2007	2006	2005
Interest income:
Loans, including fees	$27,564	$25,850	$22,206
Investment securities:
U.S. Treasury	—	15	74
U.S. Government agencies and corporations	6,524	6,570	5,897
State and political subdivisions	2,912	2,308	2,101
Other securities	757	282	128
Federal funds sold	548	283	221

Total interest income	38,305	35,308	30,627

Interest expense:
Deposits:
Savings and interest-bearing demand	3,109	3,042	1,791
Time	11,689	9,306	6,415

Total interest on deposits	14,798	12,348	8,206

Federal funds purchased and securities sold under agreements to repurchase	2,114	1,878	727
Other borrowings	2,126	2,533	2,809

Total interest expense	19,038	16,759	11,742

Net interest income	19,267	18,549	18,885
Provision for loan losses (Note 3)	500	550	300

Net interest income after provision for loan losses	18,767	17,999	18,585

Other income:
Trust and investment fees	3,688	2,889	2,692
Service charges on deposit accounts	2,082	1,935	1,936
Income on sale of mortgage loans and servicing fees	1,208	963	1,207
Other service fees and commissions	2,084	1,893	2,565
Investment securities gains (losses), net (Note 2)	(256)	(108)	322

Total other income	8,806	7,572	8,722

Other expenses:
Salaries and employee benefits (Notes 9 and 10)	10,926	10,081	10,053
Occupancy	1,353	1,291	1,245
Equipment	1,625	1,520	2,026
Office supplies, postage and telephone	1,013	960	1,099
Other	3,703	3,828	3,091

Total other expenses	18,620	17,680	17,514

Income before income taxes	8,953	7,891	9,793
Federal and state income taxes (Note 8)	2,305	2,093	2,876

Net income	$6,648	$5,798	$6,917

Earnings per share:
Basic	$1.29	$1.11	$1.32

Diluted	$1.29	$1.11	$1.32

See Notes to Consolidated Financial Statements.

ISB Financial Corp. and Subsidiaries

Consolidated Statements of Shareholders’ Equity

Years Ended December 31, 2007, 2006 and 2005

(In Thousands, Except Share Amounts)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2004	$1,741	$3,458	$61,223	$(650)	$65,772

Comprehensive income:
Net income	—	—	6,917	—	6,917
Change in net unrealized losses on securities available-for-sale, net of reclassification adjustment and tax effect (Note 1)	—	—	—	(2,363)	(2,363)

Total comprehensive income					4,554

Cash dividends paid ($0.85 per share)	—	—	(1,480)	—	(1,480)
Stock options exercised for 3,160 shares (Note 10)	3	114	—	—	117
Repurchase of 60 shares of common stock	—	(4)	—	—	(4)

Balance, December 31, 2005	1,744	3,568	66,660	(3,013)	68,959

Comprehensive income:
Net income	—	—	5,798	—	5,798
Change in net unrealized losses on securities available-for-sale, net of reclassification adjustment and tax effect (Note 1)	—	—	—	1,493	1,493

Total comprehensive income					7,291

Cash dividends paid ($0.95 per share)	—	—	(1,657)	—	(1,657)
Stock options exercised for 4,630 shares (Note 10)	5	78	—	—	83
Stock compensation	—	1	—	—	1
Repurchase of 26,683 shares of common stock	(27)	(1,260)	(181)	—	(1,468)
Stock split, 3,454,066 shares issued (Note 15)	3,454	(2,373)	(1,081)	—	—

Balance, December 31, 2006	5,176	14	69,539	(1,520)	73,209

(Continued)

ISB Financial Corp. and Subsidiaries

Consolidated Statements of Shareholders’ Equity (Continued)

Years Ended December 31, 2007, 2006 and 2005

(In Thousands, Except Share Amounts)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2006	$5,176	$14	$69,539	$(1,520)	$73,209

Comprehensive income:
Net income	—	—	6,648	—	6,648
Change in net unrealized losses on securities available-for-sale, net of reclassification adjustment and tax effect (Note 1)	—	—	—	1,314	1,314

Total comprehensive income					7,962

Cash dividends paid ($0.65 per share)	—	—	(3,359)	—	(3,359)
Stock options exercised for 8,425 shares (Note 10)	8	99	—	—	107
Stock compensation	—	2	—	—	2
Repurchase of 19,605 shares of common stock	(19)	(15)	(495)	—	(529)

Balance, December 31, 2007	$5,165	$100	$72,333	$(206)	$77,392

See Notes to Consolidated Financial Statements.

ISB Financial Corp. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2007, 2006 and 2005

(In Thousands)

	2007	2006	2005
Cash Flows from Operating Activities
Net income	$6,648	$5,798	$6,917
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,325	1,251	1,489
Amortization	—	15	19
Provision for loan losses	500	550	300
Deferred income taxes	(269)	24	(157)
Stock option expense	2	1	—
Investment securities (gains) losses	256	108	(322)
Originations of loans held for sale	(74,032)	(61,108)	(71,570)
Proceeds from loans held for sale	73,745	59,975	73,573
Net change in:
(Increase) in accrued interest receivable	(71)	(533)	(464)
Decrease (increase) in other assets	(1,156)	1,672	(740)
Increase in accounts payable, accrued expenses and other liabilities	367	1,131	181

Net cash provided by operating activities	7,315	8,884	9,226

Cash Flows from Investing Activities
Available for sale securities:
Sales	28,774	8,519	20,557
Maturities	64,409	48,257	60,217
Purchases	(83,959)	(56,838)	(66,043)
Maturities of held to maturity securities	18	62	67
Federal funds sold, net	(14,667)	11,325	(7,463)
Loans made to customers, net of collections	(23,274)	(8,301)	(35,284)
Purchase of property and equipment, net	(1,037)	(1,283)	(2,385)
Activity in bank-owned life insurance:
Purchases	(118)	(61)	(5,000)
(Increase) in cash value	(338)	(316)	(283)

Net cash provided by (used in) investing activities	(30,192)	1,364	(35,617)

Cash Flows from Financing Activities
Net increase in deposits	33,714	320	18,022
Net (decrease) increase in federal funds purchased and securities sold under agreements to repurchase	(5,932)	6,881	13,966
Proceeds from Federal Home Loan Bank borrowings	28,995	12,770	13,500
Repayment of Federal Home Loan Bank borrowings	(28,015)	(26,450)	(14,800)
Stock options exercised	107	83	117
Repurchase of common stock	(529)	(1,468)	(4)
Dividends paid	(3,359)	(1,657)	(1,480)

Net cash provided by (used in) financing activities	24,981	(9,521)	29,321

(Continued)

ISB Financial Corp. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

Years Ended December 31, 2007, 2006 and 2005

(In Thousands)

	2007	2006	2005
Increase in cash and due from banks	$2,104	$727	$2,930
Cash and Due From Banks:
Beginning balance	14,274	13,547	10,617

Ending balance	$16,378	$14,274	$13,547

Supplemental Disclosures
Cash payments for:
Interest paid to depositors	$14,969	$11,721	$7,776
Interest paid on other obligations	4,254	4,429	3,541
Income taxes	2,572	1,645	2,953

See Notes to Consolidated Financial Statements.

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies

Nature of business: ISB Financial Corp. and Subsidiaries (the “Company”) is a bank holding company that owns 100% of the outstanding common stock of Iowa State Bank & Trust Company, Iowa City and 100% of the common stock of First State Bank, Conrad, Iowa. Iowa State Bank & Trust Company and First State Bank (collectively the “Banks”) provide services to individuals, businesses, governmental units and institutional customers in Johnson County, Iowa, West Liberty, Iowa, and within a territory approximately 20 miles from Conrad, Melbourne and Parkersburg, Iowa. The Banks are actively engaged in many areas of commercial banking, including: acceptance of demand, savings and time deposits; making commercial, real estate, agricultural and consumer loans, and other banking services tailored for its individual customers. The Investment and Trust Department of Iowa State Bank & Trust Company administers estates, personal trusts, conservatorships, pension and profit-sharing accounts along with providing other management services to customers.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain significant estimates: The allowance for loan losses, unrealized gains and losses on debt securities available for sale, annual impairment testing of goodwill, estimated discount rate and expected long-term rate of return used in actuarial determination of pension plan asset or liability, and the fair values of investment securities and other financial instruments involve certain significant estimates made by management. These estimates are reviewed by management routinely and it is reasonably possible that circumstances that exist may change in the near-term future and that the effect could be material to the financial statements.

Principles of consolidation: The consolidated financial statements include the accounts of the Company and its subsidiary banks. All significant inter-company accounts and transactions have been eliminated in consolidation.

Presentation of cash flows: For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in process of clearing). Cash flows from loans originated by the Banks, deposits and federal funds purchased and sold and securities sold under agreements to repurchase are reported net.

Reclassification: Certain amounts in the 2006 consolidated financial statements have been reclassified to conform to the 2007 presentation.

Investment securities: Certain debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost, that are deemed to be other than temporary, are reflected in earnings as realized losses. In determining whether other than temporary impairment exists, management considers: (1) the length of time and the extent of which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans: Loans that the Banks have the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs and the allowance for loan losses. Interest income is accrued on the unpaid principal balance.

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies (Continued)

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90-days past due, unless the credit is well secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180-days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date, if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans held for sale: Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Mortgage loans held for sale are generally sold with the mortgage servicing rights released. Gains or losses on sales of mortgage loans with servicing released are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

Allowance for loan losses: The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a quarterly basis by management and is based upon management’s periodic review of the collectiblity of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects that margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Banks will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include: payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial, construction and commercial real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral, if the loan is collateral dependent.

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies (Continued)

Large groups of smaller-balance, homogeneous loans are collectively evaluated for impairment. Accordingly, the Banks do not separately identify individual consumer and residential loans for impairment disclosures.

Transfers of financial assets: Revenue from the origination and sale of loans in the secondary market is recognized upon the transfer of financial assets and accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Banks, (2) the transferee has the right to pledge or exchange the assets it received and no condition both constrains the transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor and (3) the Banks do not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Revenue recognition: Trust fees, deposit account service charges and other fees are recognized when the services are provided or when customers use the services.

Credit-related financial instruments: In the ordinary course of business, the Banks have entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Property and equipment: Property and equipment are stated at cost less accumulated depreciation. The estimated useful lives and primary method of depreciation for the principal items are as follows:

Type of Assets	Years	Depreciation Method
Buildings and leasehold improvements	10 – 30	Straight-line
Furniture and equipment	3 – 10	Straight-line

Other real estate owned: Real estate parcels acquired in satisfaction of loans are included in other assets at the lower of cost or fair value less estimated costs of disposal. When a property is acquired, the excess of the recorded investment in the property over its estimated fair value, less estimated costs of disposal, if any, is charged to the allowance for loan losses. Subsequent declines in the estimated fair value are recorded in a valuation allowance account. Additions to or reductions from valuation allowances, along with net operating results of the property, are included in other operating expenses. There was no balance as of December 31, 2007 and 2006.

Bank-owned life insurance: Bank-owned life insurance is carried at cash surrender value with increases/decreases reflected as income/expense in the statement of income.

Employee benefit plans: Annual expense of a defined benefit pension plan includes service cost (measured by projected unit credit method), interest on the projected benefit obligation, actual return on plan assets and other amortization and deferred amounts specified by Financial Accounting Standards Board Statements No. 87 and No. 158.

Deferred benefits under a salary continuation plan are charged to expense during the period the participating employees attain full eligibility.

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies (Continued)

Stock-based compensation: The Company adopted SFAS No. 123(R) on January 1, 2006 using the prospective method in which compensation cost is recognized over the service period for all awards granted subsequent to the Company’s adoption of SFAS No. 123(R). Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based compensation under the intrinsic value method, as outlined under the provisions of Accounting Principles Board Opinion No. 25 and its related interpretations. Accordingly, no compensation cost was recognized for grants issued prior to the adoption of SFAS No. 123(R) since the options were granted with an exercise price equal to market value at the date of grant.

Income taxes: The Company files a consolidated federal income tax return. Income tax expense is generally allocated as if the Holding Company and its subsidiaries file separate income tax returns. Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

When tax returns are filed, it is highly certain that some positions taken will be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. The evaluation of a tax position taken is considered by itself and not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority.

Interest and penalties related to income taxes are recorded as miscellaneous expense in the statements of income.

Earnings per share: Basic per-share amounts are computed by dividing net income (the numerator) by the weighted-average number of common shares outstanding (the denominator). Diluted per share amounts assume the conversion, exercise or issuance of all potential common stock, unless the effect is to reduce the loss or increase the income per common share from continuing operations.

Following is a reconciliation of the denominator:

	Year Ended December 31,
	2007	2006	2005
Weighted-average number of shares	5,170,898	5,204,957	5,228,775
Potential number of dilutive shares	1,660	8,921	8,378

Total shares to compute diluted earnings per share	5,172,558	5,213,878	5,237,153

There are no potentially dilutive securities that have not been included in the determination of diluted shares.

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies (Continued)

Goodwill: Goodwill represents the cost in excess of the fair value of assets acquired in business combinations. Goodwill has an indefinite life, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company established September 30 as the date for its annual impairment test. The annual impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount were to exceed the fair value, an impairment loss would be recognized. The Company has completed the annual impairment test and concluded there was no impairment as of September 30, 2007, 2006 and 2005.

Trust assets: Trust assets, other than cash deposits held by the Banks in fiduciary or agency capacities for its customers, are not included in the accompanying financial statements because such accounts are not assets of the Banks.

Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Year Ended December 31,
	2007	2006	2005
	(In Thousands)
Unrealized holding gains (losses) on available for sale securities	$1,863	$2,266	$(3,447)
Reclassification adjustment for (gains) losses realized in income	256	108	(322)

	2,119	2,374	(3,769)
Tax effects	805	881	(1,406)

Other comprehensive income (loss)	$1,314	$1,493	$(2,363)

The components of accumulated other comprehensive income, included in shareholders’ equity, are as follows:

	Year Ended December 31,
	2007	2006	2005
	(In Thousands)
Net unrealized (losses) on securities available for sale	$(321)	$(2,440)	$(4,814)
Tax effects	(115)	(920)	(1,801)

Accumulated other comprehensive income (loss)	$(206)	$(1,520)	$(3,013)

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies (Continued)

Recent Accounting Pronouncements: In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. The requirements of FAS 157 are first effective for our fiscal year beginning January 1, 2008. However, in February 2008, the FASB decided that an entity need not apply this standard to nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis until the subsequent year. Accordingly, our adoption of this standard on January 1, 2008 is limited to financial assets and liabilities, and any nonfinancial assets and liabilities recognized or disclosed at fair value on a recurring basis. The Company is currently assessing the potential effect of SFAS No. 157 on its financial position, results of operations and cash flows.

In February 2007, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which provides all entities, including not-for-profit organizations, with an option to report selected financial assets and liabilities at fair value. The objective of the Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without having to apply the complex provisions of hedge accounting. Certain specified items are eligible for the irrevocable fair value measurement option as established by Statement No. 159. Statement No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of this Statement will have on its financial position, results of operation and cash flows.

In September 2006, the Emerging Issues Task Force (“EITF”) reached a final consensus on Issue 06-04, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.” The consensus stipulates that an agreement by an employer to share a portion of the proceeds of a life insurance policy with an employee during the postretirement period is a postretirement benefit arrangement required to be accounted for under SFAS No. 106 or Accounting Principles Board Opinion (“APB”) No. 12, “Omnibus Opinion—1967.” The consensus concludes that the purchase of a split-dollar life insurance policy does not constitute a settlement under SFAS No. 106 and, therefore, a liability for the postretirement obligation must be recognized under SFAS No. 106 if the benefit is offered under an arrangement that constitutes a plan or under APB No. 12 if it is not part of a plan. Issue 06-04 is effective for annual or interim reporting periods beginning after December 15, 2007. The Company has endorsement split-dollar life insurance policies and is currently assessing the financial statement impact of implementing EITF 06-04.

In March 2007, the Emerging Issues Task Force (“EITF”) reached a final conclusion on Issue 06-10, “Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements”. The consensus concludes that a liability must be recognized for the postretirement obligation related to a collateral assignment split-dollar life insurance arrangement in accordance with SFAS No. 106 or APB No. 12. Any asset should be recognized and measured based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. The effective date of EITF 06-10 is for fiscal years beginning after December 15, 2007. The Company is currently assessing the financial statement impact of implementing EITF 06-10.

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies (Continued)

In December 2007, FASB issued SFAS No. 141(revised), “Business Combinations”. The Statement establishes principles and requirements for how an acquirer recognizes and measures tangible assets acquired, liabilities assumed, goodwill and any noncontrolling interests and identifies related disclosure requirements for business combinations. Measurement requirements will result in all assets, liabilities, contingencies and contingent consideration being recorded at fair value on the acquisition date, with limited exceptions. Acquisition costs and restructuring costs will generally be expensed as incurred. This Statement is effective for the Company for business combinations in which the acquisition date is on or after January 1, 2009.

Note 2.	Investment Securities

The amortized cost and fair value of investment securities available for sale, with gross unrealized gains and losses, are as follows:

	(In Thousands)
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2007:
U.S. Government agencies and corporations	$65,937	$1,013	$(59)	$66,891
State and political subdivisions	82,876	299	(763)	82,412
Mortgage-backed and collateralized mortgage obligations	69,079	374	(325)	69,128
Other securities	14,554	368	(1,228)	13,694

Total	$232,446	$2,054	$(2,375)	$232,125

December 31, 2006:
U.S. Government agencies and corporations	$86,329	$113	$(980)	$85,462
State and political subdivisions	70,357	199	(812)	69,744
Mortgage-backed and collateralized mortgage obligations	78,249	25	(1,301)	76,973
Other securities	6,991	337	(21)	7,307

Total	$241,926	$674	$(3,114)	$239,486

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 2.	Investment Securities (Continued)

The amortized cost and fair value of investment securities held-to-maturity, with gross unrealized gains and losses, are as follows:

	(In Thousands)
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2007:
State and political subdivisions	$95	$6	$—	$101

December 31, 2006:
State and political subdivisions	$113	$9	$—	$122

Investment securities with a carrying value of $76,885,000 and $71,828,000 at December 31, 2007 and 2006, respectively, were pledged on public deposits, securities sold under agreements to repurchase and for other purposes, as required or permitted by law.

Gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position are summarized as follows:

December 31, 2007:

	Less than 12 Months		12 Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In Thousands)
Securities available for sale:
U.S. Government agencies	$—	$—	$11,939	$59	$11,939	$59
State and political subdivisions	12,016	178	33,220	585	45,236	763
Mortgage-backed and collateralized mortgage obligations	—	—	30,956	325	30,956	325
Other securities	8,617	1,066	239	162	8,856	1,228

	$20,633	$1,244	$76,354	$1,131	$96,987	$2,375

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 2.	Investment Securities (Continued)

December 31, 2006:

	Less than 12-Months		12-Months or More		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In Thousands)
Securities available for sale:
U.S. Government agencies	$24,803	$84	$50,679	$896	$75,482	$980
State and political subdivisions	11,950	109	37,039	703	48,989	812
Mortgage-backed and collateralized mortgage obligations	18,741	107	55,021	1,194	73,762	1,301
Other securities	380	21	—	—	380	21

	$55,874	$321	$142,739	$2,793	$198,613	$3,114

In reaching the conclusion that the impairments disclosed above are temporary and not other-than-temporary, the Company evaluates the nature of the U.S. Treasury Securities, U.S. Government agency securities, mortgage-backed and collateralized mortgage obligations, and other securities, and the credit ratings of the state and municipal bonds. None of the impairment was due to the deterioration in credit quality of the issuers that might result in the non-collection of principal and interest. The cause of the impairments is due to changes in interest rates and the Company has not recognized any unrealized loss in income because the Company has the intent and ability to hold these investment securities for a period of time sufficient to allow for an anticipated recovery.

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 2.	Investment Securities (Continued)

The contractual maturity distribution of investment securities at December 31, 2007 is summarized as follows:

	(In Thousands)
	Available-For-Sale		Held-To-Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$33,880	$33,857	$—	$—
Due after one year through five years	68,392	68,956	95	101
Due after five years through ten years	39,063	39,161	—	—
Due after ten years	19,252	18,395	—	—
Mortgage-backed and collateralized mortgage obligations	69,079	69,128	—	—

	$229,666	$229,497	$95	$101

Mortgage-backed and collateralized mortgage obligations are collateralized by mortgage loans guaranteed by U.S. Government agencies. Experience has indicated that principal payments will be collected sooner than scheduled because of prepayments. Therefore, these securities are not scheduled in the maturity categories indicated above. Other equity securities available for sale with an amortized cost of $2,780,000 and a fair value of $2,628,000 are excluded from this table.

Realized gains and losses on sales of investment securities are as follows:

	Year Ended December 31,
	2007	2006	2005
	(In Thousands)
Gross gains	$45	$50	$363
Gross losses	(301)	(158)	(41)

	$(256)	$(108)	$322

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 3.	Loans

The composition of the net loans is as follows:

	December 31,
	2007	2006
	(In Thousands)
Commercial, financial and agricultural	$103,029	$89,284
Real estate:
Construction	28,774	31,133
Mortgage	260,201	248,308
Loans to individuals	8,895	9,475
All other	655	412

Total loans	401,554	378,612
Less allowance for loan losses	5,466	5,298

Net loans	$396,088	$373,314

Changes in the allowance for loan losses are as follows:

	Year Ended December 31,
	2007	2006	2005
	(In Thousands)
Balance, beginning	$5,298	$5,227	$4,894
Provision charged to operating expenses	500	550	300
Recoveries of amounts charged-off	148	103	208
Loans charged-off	(480)	(582)	(175)

Balance, ending	$5,466	$5,298	$5,227

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 3.	Loans (Continued)

Information about impaired and nonaccrual loans, as of and for the years ended December 31, 2007 and 2006, is as follows:

	2007	2006
	(In Thousands)
Loans for which there is a related allowance for loan losses	$3,154	$1,594
Loans for which there is no related allowance for loan losses	—	—

Total impaired loans	$3,154	$1,594

Allowance for loan losses on impaired loans	$693	$331
Average balance of impaired loans	2,374	2,335
Nonaccrual loans	782	371
Loans past due 90-days or more and still accruing interest	517	395
Interest income recognized on impaired loans	245	124

Note 4.	Property and Equipment

Property and equipment is as follows:

	December 31,
	2007	2006
	(In Thousands)
Land	$2,428	$2,428
Buildings and leasehold improvements	11,535	11,545
Furniture and equipment	9,180	8,421

	23,143	22,394
Accumulated depreciation and amortization	11,341	10,304

	$11,802	$12,090

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 5.	Certificates of Deposit

Certificates of deposit in denominations of $100,000 or more totaled $77,939,000 and $70,230,000 at December 31, 2007 and 2006, respectively.

At December 31, 2007, the scheduled maturities of certificates of deposits (in thousands) are as follows:

2008	$212,802
2009	25,685
2010	3,033
2011	1,087
2012	2,377

$244,984

Note 6.	Loans Serviced for Others

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage and other loans serviced for others were $96,866,000 and $107,990,000 at December 31, 2007 and 2006, respectively.

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 7.	Federal Home Loan Bank and Other Borrowings

The Banks are members of The Federal Home Loan Bank of Des Moines and, as of December 31, 2007, held Federal Home Loan Bank (FHLB) stock totaling $2,995,000, which is recorded in other assets. Advances from the FHLB are collateralized primarily by 1-4 unit residential mortgages equal to various percentages of the total outstanding notes. As of December 31, 2007 and 2006, the borrowings were as follows:

	2007	2006
	(In Thousands)
Due in 2007, 2.60% to 5.50%	$—	$19,020
Due in 2008, 3.40% to 5.25%	11,000	10,000
Due in 2008, 5.41%, callable quarterly	3,000	5,000
Due in 2009, 3.56% to 5.24%	15,000	7,500
Due in 2009, 5.42% to 5.81%, callable quarterly	4,000	4,000
Due in 2010, 4.04% to 5.35%	14,000	500

	$47,000	$46,020

Securities sold under repurchase agreements with balances of $45,997,000 and $48,906,000 as of December 31, 2007 and 2006, respectively, are used by the Banks to acquire funds from customers where the customer is required or desires to have their funds supported by collateral consisting of U.S. Treasury securities, U.S. Government agencies or other types of securities. The repurchase agreement is a promise to sell these securities to a customer at a certain price and repurchase them within one to four days after the transaction date at that same price plus interest accrued at an agreed upon rate. The weighted average interest rate on these agreements was 3.60% at December 31, 2007.

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 8.	Income Taxes

The company files income tax returns in the U.S. Federal and Iowa state jurisdictions. Income tax returns for the years 2004 through 2007, with few exceptions, remain open to examination by Federal and state taxing authorities.

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), as of January 1, 2007. The Interpretation provides clarification on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement of Financial Accounting Standard (SFAS) No. 109, Accounting for Income Taxes. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result of the Company’s evaluation of the implementation of FIN 48, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits during the year ended December 31, 2007.

The Company recognizes interest and penalties related to unrecognized tax benefits in miscellaneous expense. During the years ended December 31, 2007, 2006 and 2005, the Company recognized no material interest or penalties. No accrued interest or penalties is included in accrued tax expenses in the balance sheet at December 31, 2007 and 2006.

Income taxes for the years ended December 31, 2007, 2006 and 2005 are summarized as follows:

	December 31,
	2007	2006	2005
	(In Thousands)
Current:
Federal	$2,170	$1,711	$2,576
State	404	358	457
Deferred	(269)	24	(157)

	$2,305	$2,093	$2,876

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 8.	Income Taxes (Continued)

The income tax provisions for the years ended December 31, 2007, 2006 and 2005 are less than the amounts computed by applying the maximum effective federal income tax rate to the income before income taxes because of the following items:

	2007		2006		2005
	Amount	% Of Pretax Income	Amount	% Of Pretax Income	Amount	% Of Pretax Income
	(In Thousands)
Expected provision	$3,044	34.0%	$2,683	34.0%	$3,330	34.0%
Tax-exempt interest, net	(881)	(9.8)	(715)	(9.1)	(663)	(6.8)
Life insurance	(115)	(1.3)	(107)	(1.4)	(96)	(1.0)
State income taxes, net of federal income tax benefit	267	3.0	236	3.0	302	3.1
Other	(10)	(0.1)	(4)	—	3	—

	$2,305	25.8%	$2,093	26.5%	$2,876	29.3%

Net deferred tax assets consist of the following components:

	December 31,
	2007	2006
	(In Thousands)
Deferred income tax assets:
Allowance for loan losses	$2,039	$1,977
Deferred compensation	601	437
Unrealized losses on investment securities	115	920
Other	59	—

Gross tax assets	2,814	3,334

Deferred income tax liabilities:
Property and equipment	523	621
Pension asset	244	201
Mortgage servicing rights	87	—
Other	124	140

Gross tax liabilities	978	962

Net deferred income tax asset	$1,836	$2,372

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 8.	Income Taxes (Continued)

The net change in the deferred income taxes reflected in the financial statements is as follows:

	Year Ended December 31,
	2007	2006	2005
	(In Thousands)
Statements of income	$(269)	$24	$(157)
Statements of shareholders’ equity	805	881	(1,406)

	$536	$905	$(1,563)

Note 9.	Employee Benefit Plans, Pension Curtailment, and Adoption of SFAS No. 158

Iowa State Bank & Trust Company sponsors a noncontributory defined benefit pension plan for substantially all its employees. Effective December 31, 2007 the Bank elected to curtail the plan by limiting this employee benefit to those employees vested as of December 31, 2007. The Company adopted SFAS No. 158, Employers Accounting for Defined Benefit Plans and Other Postretirement Plans as of December 31, 2007. The following table sets forth the plan’s funded status and amounts recognized in the accompanying financial statements as of December 31, 2007, 2006 and 2005:

	2007	2006	2005
	(In Thousands)
Change in projected benefit obligation
Projected benefit obligation at the beginning of year	$12,211	$12,013	$10,550
Service cost	471	455	437
Interest cost	687	651	637
Actuarial (gain) or loss	(581)	(508)	760
Benefits paid	(402)	(400)	(371)
Curtailment	(2,337)	—	—

Projected benefit obligation at the end of year	$10,049	$12,211	$12,013

Change in plan assets
Fair value of plan assets at the beginning of year	$10,489	$9,888	$7,869
Actual return on plan assets	616	1,001	390
Benefits paid	(403)	(400)	(371)
Employer contribution	—	—	2,000

Fair value of assets at the end of the period	$10,702	$10,489	$9,888

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 9.	Employee Benefit Plans and Pension Curtailment (Continued)

	2007	2006	2005
	(In Thousands)
Change in prepaid (accrued) benefit cost
Prepaid (accrued) benefit cost, beginning	$538	$887	$(641)
Contributions	—	—	2,000
Pension (cost) benefit	115	(349)	(472)

Prepaid benefit cost, ending	$653	$538	$887

Funded status (plan assets less than benefit obligations) at end of years	$653	$(1,722)	$(2,125)
Unrecognized transitional net assets	—	(289)	(329)
Unrecognized prior service cost	—	16	19
Unrecognized net actuarial (gain) loss	—	2,533	3,322

Net amount recognized	$653	$538	$887

Recognized on balance sheet
Other assets	$653	$538	$887

Recognized in accumulated other comprehensive income after adoption of SFAS No.158
Transition obligation (asset)	$(248)
Prior service cost (credit)	—
Net loss	248

Total	$—

Benefit obligation assumptions as of December 31st:
Discount Rate	6.00%	5.75%	5.75%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	4.50%	4.50%	4.50%
Net periodic benefit cost assumptions as of December 31st:
Discount rate	5.75%	5.75%	6.00%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	4.50%	4.50%	4.50%

A discount rate of 6.00% was utilized at the beginning of the year ended December 31, 2005 for purposes of computing the net periodic pension cost.

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 9.	Employee Benefit Plans and Pension Curtailment (Continued)

	2007	2006	2005
Components of net periodic pension cost
Service cost	$471	$456	$437
Interest cost	687	651	637
Expected return on plan assets	(875)	(821)	(653)
Amortization of net actuarial (gain) or loss	74	101	89
Amortization of prior service cost	3	3	3
Amortization of transition obligation/(asset)	(41)	(41)	(41)
Curtailment	(434)	—	—

Total net periodic pension cost (benefit)	$(115)	$349	$472

The following pension benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

2008	$398
2009	396
2010	418
2011	410
2012	426
Five years thereafter	2,994

$5,042

The accumulated benefit obligation for the defined benefit pension plan was $10.0 million, $9.9 million, and $9.3 million at December 31, 2007, 2006 and 2005. The Bank does not expect to make a contribution to the plan in 2008. The Bank’s pension plan weighted-average asset allocations by asset category are as follows:

	Target Allocation 2007	December 31,
		2007	2006	2005
Mutual funds—equity	55 - 75%	65%	65%	40%
Mutual funds—fixed income	20 - 55%	34%	33%	29%
Cash and equivalents	0 - 10%	1%	2%	31%

		100%	100%	100%

Pension plan assets are allocated by an automated system that determines a target allocation based on expected returns consistent with the Bank’s risk tolerance. The allocations may vary within a range. The asset allocation at December 31, 2005 was not an accurate picture of the long term desired allocation. Funds were shifted to cash before December 31, 2005 prior to reallocating to equity and bond index funds. Upon reallocation in January 2006, the allocation was 63% equities, 34% debt and 3% cash equivalents.

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 9.	Employee Benefit Plans and Pension Curtailment (Continued)

Effects of curtailment on components of the pension:

	Year Ending December 31, 2007
	Pre- Curtailment	Curtailment Effect	Post- Curtailment
Projected benefit obligation	$12,386	$(2,337)	$10,049
Fair value of assets	10,702	—	10,702

Funded status:	$(1,684)	$2,337	$653

Unrecognized transition obligation/(asset)	$(248)	$—	$(248)
Unrecognized prior service cost	14	(14)	—
Unrecognized net gain/(loss)	2,137	(1,889)	248
Prepaid/(accrued) pension cost at December 31, 2007	219	434	653

The adoption of SFAS No. 158 at December 31, 2007 had no affect on the Company’s financial position or results of operations for the year ended December 31, 2007.

The Banks have a salary reduction profit-sharing 401(k) plan covering all employees fulfilling minimum age and service requirements. Employee contributions to the plan are optional. Employer contributions are discretionary and may be made to the plan in an amount equal to a percentage of the employee’s salary. The 401(k) contribution expense for this plan totaled $265,000, $230,000, and $232,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Iowa State Bank & Trust Company has a salary continuation plan for several officers and directors. This plan provides annual payments of various amounts upon retirement or death. The Bank accrues the expense for these benefits by charges to operating expense during the period the respective officer or director attains full eligibility. The amount charged to operating expense during the years ended December 31, 2007, 2006 and 2005 totaled $326,000, $123,000 and $114,000, respectively. To provide the retirement benefits, the Bank carries life insurance policies with cash values totaling $3,077,000, $2,817,000 and $2,637,000 at December 31, 2007, 2006 and 2005, respectively.

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 10.	Stock Compensation Plans

The Company has a Stock Option Plan for designated officers and directors of the Company and subsidiaries whereby the Company may grant options to purchase common stock, with a maximum term of five years, at the fair value of the stock on the date of the grant. As of December 31, 2007, options for up to 121,385 shares may be granted. Effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment, which requires that compensation cost relating to share-based payment transactions be recognized in the financial statements with measurement based upon the fair value of the equity or liability instruments issued. For the years ended December 31, 2007 and 2006, the Company recognized $2,000 and $1,000, respectively, in compensation expense for stock options.

The following table illustrates the effect on the Company’s reported net income and earnings per share if the Company had applied the fair value recognition provision of SFAS No. 123(R) to stock-based employee compensation prior to the adoption date. This table only relates to options granted prior to the adoption of 123(R) which are not subject to the recording of expense under 123(R):

		Years Ended December 31,
		2007	2006	2005
		(In thousands, except per share data)
Net income, as reported		$6,648	$5,798	$6,917
Additional expense		(8)	(8)	(10)
Related tax benefit		3	3	4

Pro forma net income		$6,643	$5,793	$6,911

Basic earnings per share	- As reported	$1.29	$1.11	$1.32
	- Pro forma	1.28	1.11	1.32
Diluted earnings per share	- As reported	$1.29	$1.11	$1.32
	- Pro forma	1.28	1.11	1.32

The fair value of each grant is established at the grant date using the Black-Scholes valuation model with the following assumptions:

	2007	2006
Expected dividends	1.32%	1.65%
Risk-free interest rate	4.96	4.75
Expected option life	1.5 Years	2 Years
Expected volatility	13%	12%

The expected volatility is based on historical volatility of the Company. The risk-free interest rates for periods within the expected life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life is based on historical exercise experience. The dividend yield assumption is based on the Company’s history and expectation of dividend payouts.

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 10.	Stock Compensation Plans (Continued)

A summary of the stock options outstanding is as follows:

	Number Of Shares	Weighted Average Exercise Price
Balance, December 31, 2004	32,640	$12.68
Granted	3,120	19.54
Exercised	(9,480)	12.37
Forfeited	(2,520)	12.67

Balance, December 31, 2005	23,760	13.70
Granted	870	25.63
Exercised	(5,690)	14.51
Forfeited	(900)	16.17

Balance, December 31, 2006	18,040	13.90
Granted	450	27.00
Exercised	(8,425)	12.70
Forfeited	—	—

Balance, December 31, 2007	10,065	$15.49

Options exercisable	10,065	$15.49

	2007	2006	2005
Number of options exercisable, end of year	10,065	7,915	4,440
Weighted-average fair value of options granted during the year determined utilizing the Black-Scholes valuation model	$2.37	$2.41	$0.94

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 10.	Stock Compensation Plans (Continued)

Other pertinent information related to the options outstanding at December 31, 2007 is as follows:

Exercise Price	Number Outstanding	Remaining Contractual Life	Number Exercisable
$12.67	6,670	6-months	6,670
17.50	1,350	6-months	1,350
19.33	450	6-months	450
19.67	450	6-months	450
24.17	245	6-months	245
27.00	900	6-months	900

	10,065		10,065

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested options, December 31, 2006	10,125	$1.26
Granted	450	$2.37
Vested	(10,575)	$1.31

Non-vested options, December 31, 2007	—	$—

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 11.	Regulatory Capital Requirements and Restrictions on Subsidiary Cash

The Company (on a consolidated basis) and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and Banks’ financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007, 2006 and 2005, that the Company and the Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Banks’ category. The Company’s and the Banks’ actual capital amounts and ratios as of December 31, 2007 and 2006 are also presented in the table.

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 11.	Regulatory Capital Requirements and Restrictions on Subsidiary Cash (Continued)

A comparison of the Company’s and the Banks’ capital with the regulatory requirements is presented below:

	Actual		For Capital Adequacy Purposes	To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Ratio	Ratio
	(In Thousands)
At December 31, 2007:
Consolidated:
Total risk based capital	$78,533	16.49%	8%	—
Tier 1 risk based capital	73,066	15.35	4	—
Leverage ratio	73,066	10.67	4	—
Iowa State Bank & Trust Company:
Total risk based capital	$52,190	13.01%	8%	10%
Tier 1 risk based capital	48,186	12.01	4	6
Leverage ratio	48,186	8.34	4	5
First State Bank:
Total risk based capital	$9,688	13.68%	8%	10%
Tier 1 risk based capital	8,796	12.42	4	6
Leverage ratio	8,796	8.48	4	5

At December 31, 2006:
Consolidated:
Total risk based capital	$75,628	15.79%	8%	—
Tier 1 risk based capital	70,329	14.69	4	—
Leverage ratio	70,329	10.54	4	—
Iowa State Bank & Trust Company:
Total risk based capital	$51,028	12.61%	8%	10%
Tier 1 risk based capital	47,244	11.68	4	6
Leverage ratio	47,244	8.41	4	5
First State Bank:
Total risk based capital	$9,589	13.33%	8%	10%
Tier 1 risk based capital	8,682	12.07	4	6
Leverage ratio	8,682	8.38	4	5

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 11.	Regulatory Capital Requirements and Restrictions on Subsidiary Cash (Continued)

The ability of the Company to pay dividends to its shareholders is dependent upon dividends paid by the Banks. The Banks are subject to certain statutory and regulatory restrictions on the amount they may pay in dividends. To maintain acceptable capital ratios in the Banks, a portion of their retained earnings are not available for the payment of dividends. To maintain a ratio of capital-to-assets of 8%, retained earnings, totaling approximately $2,669,000 as of December 31, 2007 are available for the payment of dividends.

The Banks are required to maintain reserve balances in cash on hand or on deposit with Federal Reserve Banks. Reserve balances totaled $3,532,000 and $4,892,000 as of December 31, 2007 and 2006, respectively.

Note 12.	Commitments and Contingencies

Financial instruments with off-balance sheet risk: The Banks are party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets.

The Banks use the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Banks’ commitments at December 31, 2007 and 2006 is as follows:

	2007	2006
	(In Thousands)
Commitments to extend credit	$111,233	$101,121
Standby letters of credit	1,920	2,048

	$113,153	$103,169

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 12.	Commitments and Contingencies (Continued)

The Banks’ exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, crops, livestock, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements and, generally, have terms of one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Banks hold collateral, which may include accounts receivable, inventory, property, equipment and income-producing properties, supporting those commitments, if deemed necessary. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Banks would be required to fund the commitment. The maximum potential amount of future payments the Banks could be required to make is represented by the contractual amount shown in the summary above. If the commitment is funded, the Banks would be entitled to seek recovery from the customer. At December 31, 2007, 2006 and 2005, no amounts have been recorded as liabilities for the Banks’ potential obligations under these guarantees.

Contingencies: In the normal course of business, the Banks are involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the accompanying financial statements.

Concentrations of credit risk: Substantially all of the Banks’ loans, commitments to extend credit and standby letters of credit have been granted to customers in the Banks’ market areas. Although the loan portfolio of the Banks’ are diversified, approximately 72% of the loans are real estate loans and approximately 8% are agriculturally related. The concentrations of credit by type of loan are set forth in Note 3. Commitments to extend credit are primarily related to commercial loans and home equity loans. Standby letters of credit were granted primarily to commercial borrowers. Investments in securities issued by state and political subdivisions involve certain governmental entities within Iowa. Investment securities of Iowa political subdivisions totaled $68,545,000 as of December 31, 2007. No individual municipality exceeded $2,701,000.

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 13.	Related Party Transactions

Certain directors of the Company and the Banks and companies with which they are affiliated and certain principal officers are customers of, and have banking transactions with, the Banks in the ordinary course of business. Such indebtedness has been incurred on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons.

The following is an analysis of the changes in the loans to related parties:

	Year Ended December 31,
	2007	2006
	(In Thousands)
Balance, beginning	$5,555	$6,320
Advances	1,357	36
Collections	(60)	(801)

Balance, ending	$6,852	$5,555

None of these loans are past due, nonaccrual or restructured to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower.

Deposits from related parties are accepted subject to the same interest rates and terms as those from nonrelated parties.

Note 14.	Fair Value of Financial Instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires all entities to disclose the estimated fair value of its financial instrument assets and liabilities. For the Company, substantially all its assets and liabilities are considered financial instruments as defined. Many of the Banks’ financial instruments, however, lack an available trading market as characterized by a willing buyer and a willing seller engaging in an exchange transaction. It is also the Banks’ general practice and intent to hold its financial instruments and not to engage in trading or sales activities. Therefore, significant estimations and present value calculations were used for the purpose of this disclosure.

The Company discloses fair value information about financial instruments for which it is practicable to estimate that value. When quoted market values are not available, fair values are based upon estimates using present value or other techniques. These assumptions are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. In this regard, fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate settlement. Since the term financial instruments does not include all assets and liabilities of the Company or the Banks, the aggregate fair value amounts of the financial instruments presented do not represent the underlying value of the net assets (financial and nonfinancial). Some financial instruments, all nonfinancial instruments and other factors relevant to the underlying value of the Company and the Banks are excluded from the disclosure.

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 14.	Fair Value of Financial Instruments (Continued)

The Banks determine estimated fair values using the best available data and an estimation methodology suitable for each category of financial instruments. For those loans and deposits with variable interest rates, it is presumed that estimated fair values generally approximate the recorded book balances. The estimation methodologies used at December 31, 2007 and 2006 were as follows:

•

Cash and due from banks, noninterest-bearing demand deposits, federal funds sold and purchased, securities sold under repurchase agreements and accrued interest are instruments with carrying values that approximate market value.

•	Loans held for sale have an estimated fair value based on quoted market prices of similar loans sold on the secondary market.

•	Financial instruments actively traded in a secondary market have been valued using quoted available market prices.

•

Fixed rate financial instruments with stated final maturities have been valued using present value discounted cash flows with a discount rate approximating current market for similar assets and liabilities.

•	Variable rate financial instruments with no stated maturities have an estimated fair value equal to both the amount payable on demand and the recorded book balance.

Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values.

The carrying or face amount and estimated fair value of financial instruments were as follows:

	2007		2006
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)
Financial assets:
Cash and due from banks	$16,378	$16,378	$14,274	$14,274
Investment securities	232,220	232,226	239,599	239,608
Federal funds sold	17,842	17,842	3,175	3,175
Loans held for sale	2,709	2,709	2,422	2,422
Loans, net	396,088	395,764	373,314	367,844
Accrued interest receivable	4,639	4,639	4,568	4,568

Financial liabilities:
Deposits	$526,615	$527,123	$492,901	$492,677
Federal funds purchased and securities sold under agreements to repurchase	45,997	45,997	51,929	51,929
Federal Home Loan Bank borrowings	47,000	47,442	46,020	45,652
Accrued interest payable	1,734	1,734	1,915	1,915

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 15.	Common Stock Split

On July 11, 2006, the Company’s Board of Directors declared a three-for-one stock split to be effected in the form of a stock dividend. Accordingly, an additional 3,454,066 shares of common stock were issued and distributed on August 18, 2006 to shareholders of record on August 8, 2006. The net income per share of common stock and cash dividends per share of common stock for the years ended December 31, 2006 and 2005, have been retroactively adjusted for this split. In addition, all stock options have been retroactively restated for the stock split in accordance with the terms of the plan.

Note 16.	Merger

On September 12, 2007, the Company announced that it had entered into a definitive agreement to merge with MidWestOne Financial Group, Inc. of Oskaloosa, Iowa. The transaction will be a merger of equals with the resulting company to be called MidWestOne Financial Group, Inc. Headquarters of the merged entity will be located in Iowa City. Under the terms of the agreement, shareholders of MidWestOne Financial Group, Inc. would exchange one share of their stock for 0.95 share of the Company’s stock. The resulting stock will be listed on the NASDAQ Global Market under the new stock symbol MOFG. The transaction is subject to regulatory and shareholder approval and it is anticipated that it will be consummated in the first quarter of 2008. The two bank subsidiaries of ISB Financial Corp. and the bank subsidiary of MidWestOne Financial Group, Inc. will be merged into one bank charter later in 2008, with the resulting bank to be called MidWestOne Bank. Through December 31, 2007 the Company has incurred and capitalized $788,000 of merger-related costs carried in Other Assets.

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 17.	Parent Company Only Financial Information

Following is condensed financial information of ISB Financial Corp. (parent company only):

	2007	2006
	(In Thousands)
Balance Sheets
As of December 31:
Assets
Cash	$12,626	$12,513
Equipment	26	10
Investment in subsidiary banks	61,255	58,597
Marketable equity securities, available for sale	2,628	2,308
Other assets	869	27

Total assets	$77,404	$73,455

Liabilities and Shareholders’ Equity
Liabilities
Income tax payable	$—	$137
Deferred income taxes	—	108
Other liabilities	12	1

Total liabilities	12	246

Shareholders’ equity:
Capital stock, common	5,165	5,176
Additional paid-in capital	100	14
Retained earnings	72,333	69,539
Accumulated other comprehensive (loss)	(206)	(1,520)

Total shareholders’ equity:	77,392	73,209

Total liabilities and shareholders’ equity	$77,404	$73,455

	2007	2006	2005
Statements of Income
Year Ended December 31:
Dividends received from subsidiaries	$5,250	$5,175	$6,675
Interest income and dividends on marketable equity securities	649	468	239
Investment securities gains	—	50	252
Operating expenses	(113)	(93)	(98)

Income before income taxes and equity in subsidiaries’ undistributed income	5,786	5,600	7,068
Income tax expense	171	138	130

	5,615	5,462	6,938
Equity in subsidiaries’ undistributed income	1,033	336	(21)

Net income	$6,648	$5,798	$6,917

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 17.	Parent Company Only Financial Information (Continued)

	2007	2006	2005
	(In Thousands)
Statements of Cash Flows
Year ended December 31:
Cash flows from operating activities:
Net income	$6,648	$5,798	$6,917
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed earnings of subsidiaries	(1,033)	(336)	21
Depreciation	5	5	7
Investment securities gains	—	(50)	(252)
(Increase) decrease in accrued interest receivable	4	19	(46)
(Increase) decrease in other assets	(6)	—	20
Increase (decrease) in other liabilities	(126)	7	130

Net cash provided by operating activities	5,492	5,443	6,797

Cash flows from investing activities:
Proceeds from sales of investment securities	—	224	506
Purchase of investment securities	(789)	(1,177)	(740)
Capitalized merger costs	(788)	—	—
Purchase of equipment, net	(21)	—	—

Net cash (used in) investing activities	(1,598)	(953)	(234)

Cash flows from financing activities:
Stock options exercised	107	83	117
Repurchase of common stock	(529)	(1,468)	(4)
Dividends paid	(3,359)	(1,657)	(1,480)

Net cash (used in) financing activities	(3,781)	(3,042)	(1,367)

Increase in cash	113	1,448	5,196
Cash Balance:
Beginning	12,513	11,065	5,869

Ending	$12,626	$12,513	$11,065

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18.	Segment Reporting

The Company manages its core bank operations and prepares management reports with a primary focus on each banking subsidiary. The accounting policies of the segments are consistent with those described in Note 1. The Company derives a majority of its revenues from interest income and the chief operating decision maker relies primarily on net interest income to assess the performance of the segments and make decisions about resources to be allocated to the segment. The Company does not have operating segments other than those reported. Parent company information is included in the other category, and is deemed to represent an overhead function rather than an operating segment.

There are no significant transactions between operating segments other than transfers of loan participations at par value with no gain or loss.

The following is a summary of selected operating segment information as of and for the years ended December 31, 2007, 2006 and 2005:

2007:	Iowa State Bank & Trust Company	First State Bank	All Other	Intersegment Eliminations	Consolidated Company
Assets	$589,821	$108,662	$16,149	$(12,649)	$701,983
Gross Loans	339,698	61,856	—	—	401,554
Less: Allowance for loan losses	(4,004)	(1,462)	—	—	(5,466)
Net Loans	335,694	60,394	—	—	396,088

Deposits	454,789	84,452	—	(12,626)	526,615
Shareholders’ Equity	48,228	13,027	16,137	—	77,392

Net interest income	$15,845	$2,772	$650	$—	$19,267
Provision for loan losses	500	—	—	—	500
Net interest income after provision for loan losses	15,345	2,772	650	—	18,767
Noninterest income	7,673	1,133	—	—	8,806
Noninterest expense	15,744	2,763	113	—	18,620

Income before income taxes	7,274	1,142	537	—	8,953
Income tax expense	1,910	223	172	—	2,305

Net income	$5,364	$919	$365	$—	$6,648

ISB FINANCIAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 18.	Segment Reporting (Continued)

2006:	Iowa State Bank & Trust Company	First State Bank	All Other	Intersegment Eliminations	Consolidated Company
Assets	$554,665	$111,941	$14,606	$(12,541)	$668,671
Gross Loans	315,323	63,289	—	—	378,612
Less: Allowance for loan losses	(3,784)	(1,514)	—	—	(5,298)
Net Loans	311,539	61,775	—	—	373,314

Deposits	422,535	82,879	—	(12,513)	492,901
Shareholders’ Equity	45,842	12,755	14,612	—	73,209

Net interest income	$15,339	$2,741	$469	$—	$18,549
Provision for loan losses	550	—	—	—	550
Net interest income after provision for loan losses	14,789	2,741	469	—	17,999
Noninterest income	6,590	950	50	(18)	7,572
Noninterest expense	14,955	2,650	93	(18)	17,680

Income before income taxes	6,424	1,041	426	—	7,891
Income tax expense	1,720	235	138	—	2,093

Net income	$4,704	$806	$288	$—	$5,798

2005:	Iowa State Bank & Trust Company	First State Bank	All Other	Intersegment Eliminations	Consolidated Company
Assets	$561,865	$106,956	$12,059	$(11,111)	$669,769
Gross Loans	310,900	59,949	—	—	370,849
Less: Allowance for loan losses	(3,697)	(1,530)	—	—	(5,227)
Net Loans	307,203	58,419	—	—	365,622

Deposits	424,028	79,618	—	(11,065)	492,581
Shareholders’ Equity	44,189	12,701	12,069	—	68,959

Net interest income	$15,677	$2,969	$239	$—	$18,885
Provision for loan losses	300	—	—	—	300
Net interest income after provision for loan losses	15,377	2,969	239	—	18,585
Noninterest income	7,654	929	252	(113)	8,722
Noninterest expense	15,088	2,441	98	(113)	17,514

Income before income taxes	7,943	1,457	393	—	9,793
Income tax expense	2,339	407	130	—	2,876

Net income	$5,604	$1,050	$263	$—	$6,917

ISB FINANCIAL CORP. AND SUBSIDIARIES

Consolidated Five-Year Statistical Summary

All data expressed in thousands, except per share data.

As of December 31,	2007	2006	2005	2004	2003
Balance Sheet
Assets	$701,983	$668,671	$669,769	$635,713	$613,420
Deposits	526,615	492,901	492,581	474,559	453,252
Loans, net	396,088	373,314	365,622	330,657	316,465
Cash	16,378	14,274	13,547	10,617	13,321
Securities available for sale	232,125	239,486	237,158	255,336	252,955
Securities held to maturity	95	113	175	242	393
Minority interest	—	—	—	—	—
Shareholders’ equity	77,392	73,209	68,959	65,772	61,611

Year Ended December 31,	2007	2006	2005	2004	2003
Operations
Interest income	$38,305	$35,308	$30,627	$28,417	$28,794
Interest expense	(19,038)	(16,759)	(11,742)	(9,503)	(10,775)
Provision for loan losses	(500)	(550)	(300)	(195)	(660)
Noninterest income	8,806	7,572	8,722	8,189	9,253
Noninterest expense	(18,620)	(17,680)	(17,514)	(16,551)	(16,172)
Minority interest	—	—	—	—	(28)
Applicable income taxes	(2,305)	(2,093)	(2,876)	(3,149)	(3,271)

Net income	6,648	5,798	6,917	7,208	7,141

Per Share
Earnings	$1.29	$1.11	$1.32	$1.38	$1.37

Cash dividends	0.65	0.32	0.28	0.27	0.23

Book value as of December 31	14.98	14.14	13.18	12.59	11.79

Market value as of December 31	18.55	27.50	21.17	19.00	15.33

Performance Ratios
Return on Assets (Average)	0.97%	0.87%	1.06%	1.15%	1.20%
Return on Equity (Average)	8.83%	8.16%	10.27%	11.32%	12.01%
Return on Tangible Equity (Average)	9.37%	8.69%	10.98%	12.15%	12.94%

ISB Financial Corp.

Supplement to Annual Report

December 31, 2007

Supplement To The Annual Report

Introductory Note

On Friday, March 14, 2008, MidWestOne Financial Group, Inc. (“Former MidWestOne”) merged with and into ISB Financial Corp. (“ISBF”) in accordance with the Agreement and Plan of Merger, dated as of September 11, 2007 (the “Merger”). As a result of the Merger, ISB Financial Corp. survived the merger and changed its name to “MidWestOne Financial Group, Inc.” and Former MidWestOne ceased to exist as a legal entity.

This Supplement to the Annual Report reports on the historical financial information for ISBF (now known as MidWestOne Financial Group, Inc.) as of the dates indicated, all of which are prior to the consummation of the Merger. This Supplement does not contain any historical financial information for Former MidWestOne. All references to “ISBF” relate to the surviving corporation prior to the Merger. This document clearly references “New MidWestOne” for instances where information is presented for the current company, and the context of such references should make it clear whether the information relates to information prior to, or following, the Merger.

This document is intended to supplement ISBF’s Annual Report for 2007 and should be read in conjunction with the financial statements and notes thereto, presented in the Annual Report.

Business of ISBF

MERGER TRANSACTION

As noted above, on Friday, March 14, 2008, Former MidWestOne merged with and into ISBF in accordance with the Agreement and Plan of Merger, dated as of September 11, 2007. As a result of the Merger, Former MidWestOne ceased to exist as a legal entity and ISBF survived the merger and changed its name to “MidWestOne Financial Group, Inc.”

At the time of the Merger, ISBF was the holding company of Iowa State Bank & Trust Company, an Iowa state bank with its main office in Iowa City, Iowa and First State Bank, an Iowa state bank with its main office in Conrad, Iowa. Former MidWestOne was the holding company of MidWestOne Bank, an Iowa state bank with its main office in Oskaloosa, Iowa. As a result of the Merger, New MidWestOne (formerly known as ISBF) became the holding company of MidWestOne Bank, Iowa State Bank & Trust and First State Bank. New MidWestOne’s management intends on consolidating these three current bank subsidiaries into one bank charter with the name “MidWestOne Bank” with its headquarters in Iowa City, Iowa. It is expected that this consolidation will be completed in the third quarter of 2008.

BUSINESS

ISBF (now known as MidWestOne Financial Group, Inc.) incorporated in the state of Iowa in 1983 and headquartered in Iowa City, Iowa, is a multi-bank holding company registered under the Bank Holding Company Act of 1956, as amended. Prior to the Merger, ISBF had two bank subsidiaries—Iowa State Bank & Trust Company, an Iowa state non-member bank with its main office in Iowa City, Iowa, and First State Bank, an Iowa state non-member bank with its main office in Conrad, Iowa. As of December 31, 2007, Iowa State Bank & Trust had total assets of $589.8 million and total deposits of $454.8 million and First State Bank had total assets of $108.7 million and total deposits of $84.5 million. Iowa State Bank & Trust was chartered as an Iowa state bank in 1934, and became a wholly-owned subsidiary of ISBF upon its formation in 1983. ISBF acquired First State Bank in 1998. Iowa State Bank & Trust operates a total of seven banking locations in east-central Iowa, and First State Bank operates three banking locations in north-central Iowa.

The banks provide full service retail banking in the communities in which they are located. Deposit products offered by the banks include checking and other demand deposit accounts, NOW accounts, savings accounts,

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money market accounts, certificates of deposit, individual retirement accounts and other time deposits. Loans include commercial and industrial, agricultural, real estate mortgage and consumer. Other products and services include debit cards, automated teller machines, on-line banking and safe deposit boxes. The principal service of the banks consists of making loans to and accepting deposits from individuals, businesses, governmental units and institutional customers. These loans are made at the offices of the banks. Both of the banks have trust and investment departments through which they offer a variety of trust services, including administering estates, personal trusts, conservatorships, pension and profit-sharing funds and providing property management, farm management and investment advisory and custodial services. First State Bank also operates an insurance agency division, First State Insurance Services, and a real estate brokerage division, First State Realty.

Selected Financial Data

Period Ended	12/31/07	12/31/06	12/31/05	12/31/04	12/31/03
	(In thousands, except per share data)
Summary of income data:
Total interest income .	$38,305	$35,308	$30,627	$28,417	$28,794
Total interest expense .	19,038	16,759	11,742	9,503	10,775

Net interest income	19,267	18,549	18,885	18,914	18,019
Provision for loan losses	500	550	300	195	660
Noninterest income .	8,806	7,572	8,722	8,189	9,253
Noninterest expenses .	18,620	17,680	17,514	16,551	16,172

Income before income tax .	8,953	7,891	9,793	10,357	10,440
Income tax expense .	2,305	2,093	2,876	3,149	3,271

Income before minority interest	6,648	5,798	6,917	7,208	7,169
Minority interest in net income of subsidiary	—	—	—	—	(28)

Net income .	$6,648	$5,798	$6,917	$7,208	$7,141

Per share data:
Net income—basic	$1.29	$1.11	$1.32	$1.38	$1.37
Net income—diluted	1.29	1.11	1.32	1.38	1.37
Cash dividends declared	0.65	0.32	0.28	0.27	0.23
Book value .	14.98	14.14	13.18	12.59	11.79
Net tangible book value	14.14	13.29	12.34	11.76	10.96

Selected financial ratios:
Net income to average assets	0.98%	0.87%	1.06%	1.15%	1.20%
Net income to average equity	8.83	8.16	10.27	11.32	12.01
Net income to average tangible equity	9.37	8.69	10.98	12.15	12.94
Dividend payout ratio	57.90	23.96	20.53	19.52	19.69
Total shareholders' equity to total assets	11.02	10.95	10.30	10.35	10.04
Average shareholders' equity to average assets	10.94	10.39	10.39	10.00	9.96
Tangible shareholders' equity to tangible assets	10.47	10.36	9.71	9.73	9.40
Tier 1 risk-based capital ratio .	15.35	14.69	15.65	15.60	15.65
Net interest margin .	3.25	3.12	3.29	3.35	3.39
Allowance for loan losses to total loans .	1.36	1.40	1.41	1.46	1.72
Non-performing loans to total loans	0.32	0.20	0.20	0.16	0.33
Net loans charged off (recovered) to average loans .	0.09	0.13	(0.01)	0.26	0.11

December 31	12/31/07	12/31/06	12/31/05	12/31/04	12/31/03
	(In thousands)

Selected balance sheet data:
Total assets	$701,983	$668,671	$669,769	$635,713	$613,420
Total loans net of unearned discount .	401,554	378,612	370,849	335,551	322,018
Allowance for loan losses	5,466	5,298	5,227	4,894	5,553
Total deposits	526,615	492,901	492,581	474,559	453,252
Total shareholders' equity .	77,392	73,209	68,959	65,772	61,611

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents management’s discussion and analysis of the consolidated financial condition and results of operations of ISBF as of the dates and for the periods indicated. This discussion should be read in conjunction with ISBF’s consolidated financial statements and the notes thereto presented in the Annual Report.

SAFE HARBOR STATEMENT

This report contains certain “forward-looking statements” within the meanings of such term in the Private Securities Litigation Reform Act of 1995. The Company and its representatives may, from time to time, make written or oral statements that are “forward-looking” and provide information other than historical information. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement. These factors include, among other things, the factors listed below.

Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the Company’s management and on information currently available to management, are generally identifiable by the use of words such as “believe”, “expect”, “anticipate”, “should”, “could”, “would”, “plans”, “intend”, “project”, “estimate’, “forecast”, “may” or similar expressions. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Additionally, the Company undertakes no obligation to update any statement in light of new information or future events.

The Company’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could have an impact on the Company’s ability to achieve operating results, growth plan goals and future prospects include, but are not limited to, the following:

•	Management’s ability to reduce and effectively manage interest rate risk and the impact of interest rates in general on the volatility of the Company’s net interest income.

•	Changes in the economic environment, competition, or other factors that may affect the Company’s ability to acquire loans.

•	Fluctuations in the value of the Company’s investment securities.

•	The ability to attract and retain key executives and employees experienced in banking and financial services.

•	The sufficiency of the allowance for loan losses to absorb the amount of actual losses inherent in the existing loan portfolio.

•	The Company’s ability to adapt successfully to technological changes to compete effectively in the marketplace.

•	Credit risks and risks from concentrations (by geographic area and by industry) within the Bank’s loan portfolio.

•

The effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds, and other financial institutions operating in the Company’s market or elsewhere or providing similar services.

•	The failure of assumptions underlying the establishment of allowances for loan losses and estimation of values of collateral and various financial assets and liabilities.

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•	Volatility of rate sensitive deposits.

•	Operation risks, including data processing system failures or fraud.

•	Asset/liability matching risks and liquidity risks.

•

Changes in the economic environment, competition, or other factors that may influence the anticipated growth rate of loans and deposits and the quality of the loan portfolio and loan and deposit pricing.

•	The Company’s ability to successfully pursue acquisition and expansion strategies and integrate any acquired companies.

•	The costs, effects and outcomes of existing or future litigation.

•	Governmental monetary and fiscal policies, as well as legislative and regulatory changes, that may result in the imposition of costs and constraints on the Company.

•	Changes in general economic or industry conditions, nationally or in the communities in which the Company conducts business.

•	Acts of war or terrorism.

•	Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board.

•	The ability of the Company to manage the risks associated with the foregoing as well as anticipated.

These risks and uncertainties should be considered in evaluation of the forward-looking statement and undue reliance should not be placed on such statements. The Company cautions that the foregoing list of important factors may not be all-inclusive and specifically declines to undertake any obligation to publicly revise any forward-looking statements that have been made to reflect any events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

PERFORMANCE SUMMARY

For the year ended December 31, 2007, the Company recorded net income of $6,648,000, or $1.29 per share basic and diluted. This compares with $5,798,000, or $1.11 per share basic and diluted, for the year ended December 31, 2006. Net income was $850,000, or 14.7%, greater in 2007 due to increases in both net interest income and noninterest income, partially offset by an increase in noninterest expense.

Total assets of the Company increased $33,312,000 or 5.0% to $701,983,000 as of December 31, 2007 from $668,671,000 as of December 31, 2006. The Company’s total loans outstanding increased $22,942,000 or 6.1% to $401,554,000 at December 31, 2007 from $378,612,000 at December 31, 2006; while deposits increased $33,714,000 or 6.8% to $526,615,000 as of December 31, 2007 from $492,901,000 at December 31, 2006.

Return on average assets is a measure of profitability that indicates how effectively a financial institution utilizes its assets. It is calculated by dividing net income by average total assets. The Company’s return on average assets was 0.98% for the year ended December 31, 2007 and 0.87% for the same period in 2006. The increased return for the year ended December 31, 2007 compared to the year ended December 31, 2006 results from net income increasing at a much greater rate than the increase in average assets. Return on average equity indicates what the Company earned on its shareholders’ investment and is calculated by dividing net income by average total shareholders’ equity. The return on average equity for the Company was 8.83% at December 31, 2007 compared to 8.16% at December 31, 2006. The increase in the return on average shareholders’ equity results from net income growing at a faster rate than average shareholders’ equity grew.

Various operating and equity ratios for the Company are presented in the table below for the years indicated. The dividend payout ratio represents the percentage of the Company’s prior year’s net income that is paid to

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shareholders in the form of cash dividends. Average equity to average assets is a measure of capital adequacy that presents the percentage of average total shareholders’ equity compared to the average assets of the Company. The equity to assets ratio expresses this ratio using the period-end amounts instead of on an average basis.

	12/31/07	12/31/06	12/31/05
Return on average total assets	0.98%	0.87%	1.06%
Return on average equity	8.83	8.16	10.27
Dividend payout ratio	57.90	23.96	20.53
Average equity to average assets	10.94	10.62	10.32
Equity to assets ratio (at period end)	11.02	10.95	10.30

Results of Operations

Year Ended December 31, 2007 Compared to December 31, 2006

Net Interest Income. Net interest income is the total of interest income earned on earning assets less interest expense paid on interest bearing liabilities. Net interest income is affected by changes in the volume and yields on earning assets and the volume and rates paid on interest bearing liabilities. Net interest margin is a ratio measurement of the net return on interest earning assets computed by dividing net interest income on a tax-equivalent basis by the annual average balance of all interest earning assets.

Net interest income for the year ended December 31, 2007 totaled $19,267,000, an increase of $718,000 or 3.9% compared with the $18,549,000 in net interest income for the year ended December 31, 2006. This increase was due primarily to higher market interest rates followed by greater loan volumes. The net interest margin (on a tax-equivalent basis) also increased during 2007 to 3.27% compared with 3.12% for 2006 as the increase in net interest income was proportionately greater than the increase in average earning assets.

Total interest income increased $2,997,000, or 8.5%, for the year ended December 31, 2007 compared with the year ended December 31, 2006. This increase in interest income was experienced in all earning asset categories (loans, investment securities and federal funds sold and interest–bearing balances). Interest income on loans totaled $27,564,000 for 2007, an increase of $1,714,000 or 6.6% compared with 2006. The higher interest income on loans was due primarily to higher market interest rates and secondarily to growth in loan volumes. The increase in the national prime rate has benefited the Company as the overall average rate on the total loan portfolio increased to 7.11% for the year ended December 31, 2007 compared with 6.83% for the year ended December 31, 2006. The average volume of loans outstanding for 2007 was $9,593,000 greater than the average volume of loans for 2006. Most of this increase was in the commercial, financial and agricultural category followed by the residential 1-4 family real estate loan category. Interest income on investment securities increased $1,018,000, or 11.1%, in 2007 to $10,193,000. This compares with $9,175,000 in 2006. The average balance of investment securities declined $10,585,000 as the proceeds from maturing securities were utilized to fund loan growth and to reduce dependency on Federal Home Loan Bank advances. The average tax-equivalent yield on the investment portfolio increased to 4.91% for the year ended December 31, 2007 compared with 4.17% for the year ended December 31, 2006 as lower-yielding securities matured and were replaced with securities having a higher market rate, which helped to offset the decrease in volume. The overall yield on earning assets increased to 6.25% for the year ended December 31, 2007 from 5.76% for the year ended December 31, 2006, while total earning assets averaged $637,521,000 for the year ended December 31, 2007, or $3,022,000 higher than for the year ended December 31, 2006.

Growth in deposits, growth in federal funds purchased and repurchase agreements and higher market interest rates contributed to an increase in total interest expense for the year ended December 31, 2007 when compared to the year ended December 31, 2006. Total interest expense increased $2,279,000, or 13.6%, for 2007 to $19,038,000, up from $16,759,000 for 2006. Total deposits averaged $8,038,000 higher for 2007 compared with 2006, while the average rate paid on these deposits during 2007 increased to 3.35% from 2.85% for 2006. Interest expense on deposits was $14,798,000 for the year ended December 31, 2007, an increase of $2,450,000

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or 19.8% from the $12,348,000 in interest expense for the year ended December 31, 2006. The primary factor contributing to this increase in interest expense on deposits is higher market interest rates. For the year ended December 31, 2007, the Company averaged $49,629,000 in federal funds purchased and repurchase agreements compared with $48,378,000 for 2006. Interest expense on federal funds purchased and repurchase agreements increased $236,000 to $2,114,000 for 2007 compared with $1,878,000 for 2006. This was also primarily due to higher market interest rates. The interest rates on federal funds purchased and repurchase agreements correlate directly with the actions taken by the Federal Reserve Bank in raising the discount rate during 2006 and 2007. The average rate paid by the Company on federal funds purchased and repurchase agreements increased to 4.26% for the year ended December 31, 2007 compared with 3.88% for the year ended December 31, 2006, which increased interest expense. The average balance of Other Borrowings (primarily Federal Home Loan Bank advances) was $9,430,000 lower for the year ended December 31, 2007, while the average rate paid increased slightly to 4.65% for 2007 from 4.59% for 2006. The decrease in Other Borrowings was a strategic decision to reduce the Company’s dependence on high cost funding alternatives during a rising interest rate environment and was accomplished through use of the Company’s investment securities portfolio. As liquidity provided, maturing securities were used to pay off maturing advances. As a consequence, interest expense on Other Borrowings was $407,000 lower for 2007 compared with 2006. The average rate paid on all interest-bearing liabilities increased to 3.55% for 2007, compared with 3.12% for 2006.

The following table presents a comparison of the average balance of earning assets, interest-bearing liabilities, interest income and expense, and average yields and costs for the years indicated. Interest income on tax-exempt securities is reported on a fully tax-equivalent basis assuming a 34% tax rate. Dividing income or expense by the average balances of assets or liabilities results in such yields and costs. Nonaccrual loans are included in the loan category.

	Year ended December 31,
	2007			2006
	Average Balance	Interest Income/ Expense	Average Rate/ Yield	Average Balance	Interest Income/ Expense	Average Rate/ Yield
	(dollars in thousands)
Average earning assets:
Loans(1)	$390,862	$27,771	7.11%	$381,269	$26,024	6.83%
Investment securities:
Taxable investments	163,608	7,552	4.62	183,057	7,076	3.87
Tax exempt investments	71,752	4,001	5.58	62,888	3,181	5.06

Total investment securities	235,360	11,553	4.91	245,945	10,257	4.17

Federal funds sold and interest-bearing balances	11,299	548	4.85	7,285	283	3.88

Total earning assets	$637,521	$39,872	6.25%	$634,499	$36,564	5.76%

Average interest-bearing liabilities:
Savings and interest-bearing demand deposits	$193,044	$3,109	1.61%	$205,074	$3,042	1.48%
Time Certificates of deposit	248,377	11,689	4.71	228,309	9,306	4.08

Total deposits	441,421	14,798	3.35	433,383	12,348	2.85

Federal funds purchased and repurchase agreements	49,629	2,114	4.26	48,378	1,878	3.88
Federal Home Loan Bank advances	44,181	2,023	4.58	53,730	2,435	4.53
Other long-term debt	1,582	103	6.51	1,463	98	6.70

Total interest-bearing liabilities	$536,813	$19,038	3.55%	$536,954	$16,759	3.12%

Net interest income		$20,834	2.71%		$19,805	2.64%

Net interest margin(2)			3.27%			3.12%

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(1)	Loan fees included in interest income are not material.
(2)	Net interest margin is net interest income (computed on a tax-equivalent basis) divided by average total earning assets.

The following table sets forth an analysis of volume and rate changes in interest income and interest expense of the Company’s average earning assets and average interest-bearing liabilities reported on a fully tax-equivalent basis assuming a 34% tax rate. The table distinguishes between the changes related to average outstanding balances (changes in volume holding the initial interest rate constant) and the changes related to average interest rates (changes in average rate holding the initial outstanding balance constant). The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

	Year ended December 31, 2007 Compared to 2006 Increase/(Decrease) Due to
	Volume	Rate	Net
	(in thousands)
Interest income from average earning assets:
Loans	$665	$1,082	$1,747
Investment securities:
Taxable investments	(575)	1,051	476
Tax exempt investments	475	345	820

Total investment securities	(100)	1,396	1,296

Federal funds sold and interest-bearing balances	183	82	265

Total income from earning assets	747	2,561	3,308

Interest expense from average interest-bearing liabilities:
Savings and interest-bearing demand deposits	(145)	212	67
Time Certificates of deposit	864	1,519	2,383

Total deposits	719	1,731	2,450

Federal funds purchased and repurchase agreements	50	186	236
Federal Home Loan Bank advances	(438)	26	(412)
Other long-term debt	8	(3)	5

Total expense form interest-bearing liabilities	338	1,941	2,279

Net interest income	$409	$620	$1,029

Provision for Loan Losses. The provision for loan losses recorded by the Company for 2007 was $500,000, a decrease of $50,000 or 9.1%, compared with the provision of $550,000 for 2006. Management determined an appropriate provision based on its evaluation of the adequacy of the allowance for loan losses in relationship to a continuing review of current collection risks within its loan portfolio, identified problem loans, the current local and national economic conditions, actual loss experience, regulatory policies, and industry trends. The decrease in the provision for loan losses for 2007 compared with 2006 primarily reflected the improved credit quality of the Company’s loan portfolio and local economic conditions as management evaluated the allowance for loan losses and the provision for losses required to maintain an adequate level in the allowance.

Noninterest Income. Noninterest income including investment securities gains (losses), net increased $1,234,000, or 16.3%, for the year ended December 31, 2007 to $8,806,000. This compares with noninterest income of $7,572,000 for 2006. The Company recognized losses of $256,000 from the sale of investment securities available for sale during the year ended December 31, 2007 compared with realized losses of $108,000 for the same period during 2006. The transaction was undertaken to improve the overall yield of the Company’s

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investment securities portfolio in view of the interest rate yield curve. Excluding these security losses recognized, noninterest income was $9,062,000 for the year ended December 31, 2007 compared with $7,680,000 for 2006, an increase of $1,382,000 or 18.0%. Trust and investment fees increased $799,000, or 27.7%, for the year ended December 31, 2007 to $3,688,000 from $2,889,000 for the year ended December 31, 2006. This increase was due primarily to an increase in the amount of assets under management for both the Trust Department and the Investor Center. Service charges on deposit accounts increased $147,000 or 7.6% for the year ended December 31, 2007 with much of the additional income due to increased service charge fees following a revision of our fee schedule in the first quarter of the year. Income on sale of mortgage loans and servicing fees increased $245,000 or 25.4% reflecting the recognition of mortgage servicing rights. Mortgage origination fees are dependent on new mortgage loan originations and customers refinancing real estate loans to take advantage of lower market interest rates. Depending on future interest rates, the level of refinancing activity may change. Other service fees and commissions totaled $2,084,000 for the year ended December 31, 2007, an increase of $191,000 or 10.1% compared to the year ended December 31, 2006. This increase was primarily due increases in a number of smaller fee areas of the Company—credit life sales, debit/credit card fees, and commissions from realty sales.

Noninterest Expense. Noninterest expense totaled $18,620,000 for the year ended December 31, 2007 compared with $17,680,000 for 2006, an increase of $940,000 or 5.3%. Salaries and employee benefits increased $845,000, or 8.4%, due primarily to normal annual compensation adjustments, greater health insurance costs and increased incentives. Net occupancy expense increased $62,000, or 4.8%, to $1,353,000 for the year ended December 31, 2007 from $1,291,000 for the same period in 2006. This increase resulted primarily from increases in property taxes. Equipment expense increased $105,000 or 6.9% to $1,625,000 for the year ended December 31, 2007 from $1,520,000 for the same period in 2006. This increase resulted primarily from increased depreciation/amortization expense on furniture, equipment and software and increased equipment maintenance contracts and software licensing expense. Office supplies, postage and telephone expense increased $53,000 or 5.5% to $1,013,000 for the year ended December 31, 2007 compared to $960,000 for the same period in 2006. This increase resulted primarily from increases in office supplies and telecommunications expense. Other expense decreased by $125,000 or 3.3% for the year ended December 31, 2007 compared to the same period in 2006. Other expense typically includes marketing, charitable donations and public relations expense, loan collection and legal costs, outside professional fees and the charge-off of fraudulent, forged or otherwise uncollectible items.

Income Tax Expense. Income taxes increased $212,000 for the year ended December 31, 2007 compared with 2006 due to an increase in the amount of pre-tax income. The Company’s consolidated income tax rate varies from the statutory rate mainly due to the amount of tax-exempt income. The effective income tax as a percentage of income before tax was 25.8% for the year ended December 31, 2007, compared with 26.5% for 2006.

ANALYSIS OF FINANCIAL CONDITION

December 31, 2007 to December 31, 2006

Loans. The Company’s loan portfolio increased $22,942,000, or 6.1%, to $401,554,000 on December 31, 2007 from $378,612,000 on December 31, 2006. Most of this increase was in the commercial, financial and agricultural loan category, which increased $13,745,000, or 15.4%, from $89,284,000 at December 31, 2006 to $103,029,000 at December 31, 2007. As of December 31, 2007, the Company’s loan to deposit ratio was 76.3%, compared with 76.8% at December 31, 2006.

The Company’s loan portfolio largely reflects the profile of the communities in which it operates. Total real estate loans (including 1-4 family residential and commercial construction) were $288,975,000 as of December 31, 2007 compared with $279,441,000 as of December 31, 2006. Real estate loans were the Company’s largest category of loans, comprising 72.0% of total loans at December 31, 2007 and 73.8% at

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December 31, 2006. Commercial, financial and agricultural loans are the next largest category of loans at December 31, 2007, totaling $103,029,000 or 25.7% of total loans compared with $89,284,000 or 23.6% of loans at December 31, 2006. The remaining 2.4% of the portfolio as of December 31, 2007 consisted of $9,550,000 in consumer and other loans compared with $9,887,000 as of December 31, 2006.

The following table shows the composition of the Company’s loan portfolio as of the dates indicated.

	12/31/2007		12/31/2006		12/31/2005		12/31/2004		12/31/2003
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial, Financial and Agricultural	$103,029	25.7%	$89,284	23.6%	$83,291	22.5%	$69,586	20.7%	$78,158	24.3%
Real estate:
Construction	28,774	7.2	31,133	8.2	34,461	9.3	33,401	10.0	27,039	8.4
Mortgage	260,201	64.8	248,308	65.6	242,710	65.4	221,825	66.1	204,586	63.5
Loans to Individuals	8,895	2.2	9,475	2.5	10,126	2.7	10,422	3.1	11,910	3.7
All Other	655	0.2	412	0.1	261	0.1	317	0.1	325	0.1

Total loans(1)	$401,554	100.0%	$378,612	100.0%	$370,849	100.0%	$335,551	100.0%	$322,018	100.0%

Total assets	$701,983		$668,671		$669,769		$635,713		$613,420

Loans to total assets		57.2%		56.6%		55.4%		52.8%		52.5%

The following table sets forth the remaining maturities for certain loan categories as of December 31, 2007

	Due Within One Year	Due in One to Five Years	Due After Five Years	Total	Total for Loans Due Within One Year Having:		Total for Loans Due After One Year Having:
					Fixed Rates	Variable Rates	Fixed Rates	Variable Rates
	(in thousands)
Commercial, Financial and Agricultural	$47,791	$44,918	$10,320	$103,029	$20,184	$27,607	$50,951	$4,287
Real estate:
Construction	26,016	2,758	—	28,774	10,812	15,204	2,758	—
Mortgage	56,972	149,490	53,739	260,201	37,298	19,674	169,646	33,583
Loans to Individuals	1,967	6,348	580	8,895	1,332	635	6,928	—
All Other	655	—	—	655	655	—	—	—

Total loans	$133,401	$203,514	$64,639	$401,554	$70,281	$63,120	$230,283	$37,870

LOAN QUALITY

Total loans increased 6.1% during the year ended December 31, 2007 to $401,554,000. Non-performing loans as of December 31, 2007 totaled $1,296,000 or 0.3% of total loans. This represents an increase of $530,000, or 69.2%, when compared with the December 31, 2006 amount of $766,000 or 0.2% of total loans. Non-performing loans consist of nonaccrual loans, loans past due 90 days and still accruing, and troubled debt restructurings. Nonaccrual loans increased $411,000 to a December 31, 2007 total of $782,000. Loans past due 90 days and over as of December 31, 2007 totaled $514,000, an increase of $119,000 compared with the December 31, 2006 total. There were no troubled debt restructurings on either December 31, 2007 or on December 31, 2006.

The following table provides information on the Company’s non-performing loans as of the dates indicated.

	December 31,
	2007	2006	2005	2004	2003
	(dollars in thousands)
90 days past due	$514	$395	$302	$151	$532
Restructured	—	—	—	—	—
Nonaccrual	782	371	455	395	527

Total non-performing loans	$1,296	$766	$757	$546	$1,059

Ratio of nonperforming loans to total loans	0.32%	0.20%	0.20%	0.16%	0.33%

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The allowance for loan losses was $5,466,000 on December 31, 2007 and totaled $5,298,000 as of December 31, 2006. The allowance represented 1.36% of total loans at December 31, 2007 and 1.40% of loans on December 31, 2006. Additions to the allowance for the year ended December 31, 2007 were the result of growth in commercial, financial and agricultural loans as well as 1-4 family residential loans. The allowance as a percentage of non-performing loans was 421.8% on December 31, 2007 and 691.6% on December 31, 2006. The decrease in the percentage of the allowance relative to non-performing loans from December 31, 2006 to December 31, 2007 reflects the increase in nonaccrual loans mentioned earlier. Net loan charge offs were $332,000, or 0.08% of loans, for the year ended December 31, 2007. This compares with net loan charge-offs of $479,000, or 0.13% of loans, for the year ended December 31, 2006. The allowance for loan losses is maintained at a level considered by management to be adequate to provide for loan losses inherent in the portfolio at the balance sheet date.

The following table sets forth loans charged-off and recovered by the type of loan and an analysis of the allowance for loan losses for the years indicated.

	Year ended December 31,
	2007	2006	2005	2004	2003
	(dollars in thousands)
Amount of loans outstanding at end of period (net of unearned interest)	$401,554	$378,612	$370,849	$335,551	$322,018

Average amount of loans outstanding for the period (net of unearned interest)	$390,862	$381,269	$354,169	$336,190	$308,403

Allowance for loan losses at beginning of period	$5,298	$5,227	$4,894	$5,553	$5,233

Charge-offs:
Commercial, Financial and Agricultural	356	413	29	613	246
Real estate:
Construction	—	—	—	—	—
Mortgage	36	63	99	241	49
Loans to Individuals	88	106	36	103	178
All Other	—	—	11	10	1

Total charge-offs	480	582	175	967	474

Recoveries:
Commercial, Financial and Agricultural	120	34	129	51	16
Real estate:
Construction	—	—	—	—	—
Mortgage	—	29	46	24	65
Loans to Individuals	28	40	31	37	52
All Other	—	—	2	1	1

Total recoveries	148	103	208	113	134

Net loans charged off (recovered)	332	479	(33)	854	340
Provision for loan losses	500	550	300	195	660
Allowance at date of acquisition	—	—	—	—

end of period	$5,466	$5,298	$5,227	$4,894	$5,553

Net loans charged off (recovered) to average loans	0.11%	0.13%	(0.01)%	0.26%	0.11%
Allowance for loan losses to total loans at end of period	1.36%	1.40%	1.41%	1.46%	1.72%

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The Company has allocated the allowance for loan losses to provide for loan losses within the categories of loans set forth in the table below. The allocation of the allowance and the ratio of loans within each category to total loans as of the dates indicated are as follows:

	December 31,
	2007		2006		2005		2004		2003
	Allowance Amount	Percent of Loans to Total Loans	Allowance Amount	Percent of Loans to Total Loans	Allowance Amount	Percent of Loans to Total Loans	Allowance Amount	Percent of Loans to Total Loans	Allowance Amount	Percent of Loans to Total Loans
Commercial, Financial and Agricultural	$1,663	30.4%	$2,389	23.6%	$2,299	22.5%	$2,117	20.7%	$2,656	24.3%
Real estate:
Construction	408	7.5	553	8.2	589	9.3	604	10.0	472	8.4
Mortgage	3,063	56.0	2,258	65.6	2,189	65.4	2,004	66.1	2,293	63.5
Loans to Individuals	300	5.5	98	2.5	126	2.7	163	3.1	130	3.7
All Other	32	0.6	—	0.1	24	0.1	6	0.1	2	0.1

Total	$5,466	100.0%	$5,298	100.0%	$5,227	100.0%	$4,894	100.0%	$5,553	100.0%

Investment Securities. The Company manages its investment portfolio to provide both a source of liquidity and earnings. The portfolio largely consisted of U.S. Government agency securities, corporate securities, mortgage-backed securities, and municipal bonds. Investment securities available for sale totaled $232,125,000 on December 31, 2007 compared to $239,486,000 at December 31, 2006. The Company’s investment in available for sale securities balances was reduced to fund loan growth during the year ended December 31, 2007. Securities classified as held to maturity decreased by $18,000 to a balance of $95,000 on December 31, 2007.

The following table sets forth certain information with respect to the book value of the Company’s investment portfolio as of December 31, 2007 and December 31, 2006.

	December 31,
	2007	2006	2005	2004
	(in thousands)
Securities available for sale:
U.S. treasury	$—	$—	$1,982	$3,960
U.S. government agency securities and corporations	66,891	85,462	69,800	76,017
States and political subdivisions	82,412	69,744	64,529	66,059
Mortgage-backed and collateralized mortgage obligations	69,128	76,973	99,731	108,335
Other securities	13,694	7,307	1,116	965

Total securities available for sale	232,125	239,486	237,158	255,336

Securities held to maturity:
States and political subdivisions	95	113	175	242

Total securities held to maturity	95	113	175	242

Total investment securities	$232,220	$239,599	$237,333	$255,578

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The following table sets forth the contractual maturities of investment securities as of December 31, 2007, and the weighted average yields (for tax-exempt obligations on a fully tax-equivalent basis assuming a 34% tax rate) of such securities. As of December 31, 2007, the Company held no securities with a book value exceeding 10% of shareholders’ equity.

	Maturity
	Within One Year		After One but Within Five Years		After Five but Within Ten Years		After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)
Securities available for sale:
U.S. government agency securities and corporations	$21,936	4.05%	$30,611	5.00%	$13,281	4.88%	$1,064	5.54%
States and political subdivisions	11,924	5.09	36,289	5.20	25,880	5.44	8,320	5.92
Mortgage-backed and collateralized mortgage obligations	25	5.66	2,668	4.27	6,400	4.38	60,035	4.84
Other securities	—	—	2,056	5.04	—	—	11,637	5.17

Total securities available for sale	33,884	4.42	71,624	5.07	45,561	5.13	81,056	5.01

Securities held to maturity:
Obligations of states and political subdivisions	—	—	95	8.47	—	—	—	—

Total securities held to maturity	—	—	95	8.47	—	—	—	—

Total investment securities	$33,884	4.42%	$71,719	5.08%	$45,561	5.13%	$81,056	5.01%

Goodwill. Goodwill totaled $4,356,000 on December 31, 2007 and December 31, 2006. Goodwill is subject to testing for impairment on an annual basis in accordance with the provisions of FASB Statement No. 142 “Goodwill and Other Intangible Assets.” No impairment write-down of goodwill was recorded in 2007 or 2006.

Deposits. Total deposits were $526,615,000 on December 31, 2007 compared with $492,901,000 as of December 31, 2006, an increase of $33,714,000 or 6.8%. Deposit growth occurred almost equally between the savings and interest bearing demand deposits category and the time certificates of deposit category. As of December 31, 2007, time certificates of deposit were the largest component of the Company’s deposit base representing approximately 46.5% of total deposits. This compares with 46.6% of total deposits on December 31, 2006. Savings and interest-bearing demand deposits were the next largest category at 40.9%, while noninterest-bearing demand deposits comprised 12.6% of total deposits at December 31, 2007.

The following table sets forth the average amount of and the average rate paid on deposits by deposit category for the periods indicated.

	December 31,
	2007		2006		2005		2004
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
	(dollars in thousands)
Non-interest bearing demand deposits	$63,463	N/A	$62,650	N/A	$70,642	N/A	$75,306	N/A
Savings and interest-bearing demand (NOW and money market)	193,044	1.61%	205,074	1.48%	193,981	0.92%	180,070	0.62%
Time deposits	248,377	4.71	228,309	4.08	210,069	3.05	206,786	2.57

Total deposits	$504,884	2.93%	$496,033	2.49%	$474,692	1.73%	$462,162	1.39%

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The following table summarizes certificates of deposit in amounts of $100,000 or more by time remaining until maturity as of December 31, 2007. These time deposits were made by individuals, corporations and public entities, all of which were located in the Company’s market area or were State of Iowa public funds.

	December 31, 2007	December 31, 2006
	(in thousands)	(in thousands)
Three months or less	$24,522	$19,689
Over three through six months	21,328	15,747
Over six months through one year	23,778	22,574
Over one year	8,311	12,220

Total	$77,939	$70,230

FEDERAL HOME LOAN BANK ADVANCES

As of December 31, 2007, the Company’s subsidiary banks had borrowed $47,000,000 in fixed-rate advances from the Federal Home Loan Bank of Des Moines. Advances from the Federal Home Loan Bank at December 31, 2007 increased $980,000 from December 31, 2006 to take advantage of a lower interest rate environment. The Company utilized Federal Home Loan Bank advances as an alternate source of funds to supplement deposits.

The following table summaries the outstanding amount of and the average rate on borrowed funds as of December 31, 2007, 2006 and 2006

	December 31,
	2007		2006		2005
	Balance	Average Rate	Balance	Average Rate	Balance	Average Rate
	(dollars in thousands)
Federal Home Loan Bank advances	$47,000	4.05%	$46,020	4.44%	$59,700	4.48%
Federal funds purchased and repurchase agreements	45,997	3.11	51,929	3.72	45,048	2.21

Total	$92,997	3.59%	$97,949	4.06%	$104,748	3.50%

The maximum amount of borrowed funds outstanding at any month end for the years ended December 31, 2007, 2006 and 2005

	December 31,
	2007	2006	2005
	(in thousands)
Federal Home Loan Bank advances	$48,500	$62,700	$64,000
Federal funds purchased and repurchase agreements..	58,749	53,949	48,403

The following table sets forth the average amount of and the average rate paid on borrowed funds for the years months ended ended December 31, 2007, 2006 and 2005.

	Year ended December 31,
	2007		2006		2005
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)
Federal Home Loan Bank advances	$44,181	4.58%	$53,730	4.53%	$61,340	4.45%
Federal funds purchased and repurchase agreements	49,629	4.26	48,378	3.88	37,548	1.94

Total	$93,810	4.41%	$102,108	4.22%	$98,888	3.50%

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CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

The following table summarizes contractual obligations and other commitments as of December 31, 2007:

Payments due by Period:

(Amounts in thousands) Contractual obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Time certificates of deposit	$244,722	$212,540	$28,718	$3,464	$0
Federal funds purchased	45,997	45,997	0	0	0
Federal Home Loan Bank advances	47,000	16,000	31,000	0	0
Long-term debt	1,426	104	288	291	743
Lines of credit	—	—	—	—	—
Noncancelable operating leases and capital lease obligations	270	34	63	58	115

Total	$339,415	$274,675	$60,069	$3,813	$858

Amount of Commitment—Expiration by Period:
Commitments to lend to borrowers	$111,234	$66,519	$19,783	$2,243	$22,689
Commitments to purchase (sell) loans	(7,958)	(7,958)
Standby letters of credit	454	454

Total	$103,730	$59,015	$19,783	$2,243	$22,689

CAPITAL RESOURCES

As of December 31, 2007, total shareholders’ equity was $77,392,000. Total equity increased by $4,183,000 during the year ended December 31, 2007 from $73,209,000 at December 31, 2006 as a result of the retention of earnings and a reduction in unrealized losses arising during the year on securities available for sale.

Shareholders’ equity as a percentage of total assets was 11.0% on December 31, 2007, versus 10.9% on December 31, 2006. Tangible shareholders’ equity was 10.5% at December 31, 2007 and 10.4% at December 31, 2006. Tangible equity is the ratio of shareholders’ equity less goodwill and intangible assets in proportion to total assets less goodwill and intangible assets.

The Company’s risk-based Tier 1 core capital ratio was 15.35% as of December 31, 2007, and the Total Capital ratio was 16.49%. Risk-based capital guidelines require the classification of assets and some off-balance-sheet items in terms of credit-risk exposure and the measuring of capital as a percentage of the risk-adjusted asset totals. Tier 1 core capital is the Company’s total common shareholders’ equity reduced by goodwill. Total Capital adds the allowance for loan losses to the Tier 1 capital amount. As of December 31, 2006, the Company’s Tier 1 capital ratio was 14.69%, and the Total Capital ratio was 15.79%. They exceeded the minimum regulatory requirements of 4.0% for Tier 1 capital and 8.0% for Total Capital. The Company’s Tier 1 Leverage ratio, which measures Tier 1 capital in relation to total assets, was 10.67% as of December 31, 2007 and 10.54% at December 31, 2006, exceeding the regulatory minimum requirement range of 3.0% to 5.0%.

The Company’s common stock book value per share was $14.98 at December 31, 2007, which compares with $14.14 per share at December 31, 2006. Tangible book value per share was $14.14 on December 31, 2007 compared with $13.29 on December 31, 2006.

LIQUIDITY

Liquidity management involves the ability to meet the cash flow requirements of depositors and borrowers. Liquidity management is conducted by the Company on both a daily and long-term basis. The Company adjusted

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its investments in liquid assets based upon management’s assessment of expected loan demand, projected loan sales, expected deposit flows, yields available on interest-bearing deposits, and the objectives of its asset/liability management program. Excess liquidity was invested generally in short-term U.S. Government and agency securities, short-term state and political subdivision securities, and other investment securities.

Liquid assets of cash on hand, balances due from other banks, and federal funds sold were maintained to meet customer needs. The Company had liquid assets of $34,220,000 as of December 31, 2007, compared with $17,449,000 as of December 31, 2006. Investment securities classified as available for sale and securities and loans maturing within one year totaled $167,285,000 and $158,547,000 as of December 31, 2007 and December 31, 2006, respectively. Assets maturing within one year, combined with liquid assets, were 38.3 percent at December 31, 2007 and 35.7 percent at December 31, 2006 of total deposits as of the same dates.

The Company’s principal sources of funds were deposits, advances from the Federal Home Loan Bank, principal repayments on loans, proceeds from the sale of loans, proceeds from the maturity and sale of investment securities, its commercial bank line of credit, and funds provided by operations. While scheduled loan amortization and maturing interest-bearing deposits are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by economic conditions, the general level of interest rates, and competition. The Company utilized particular sources of funds based on comparative costs and availability. This included fixed-rate advances from the Federal Home Loan Bank that were obtained at a more favorable cost than deposits. The Company generally managed the pricing of its deposits to maintain a steady deposit base but had from time to time decided not to pay rates on deposits as high as its competition.

Net cash provided by operations was another major source of liquidity. The net cash provided by operating activities was $7,315,000 through the year ended December 31, 2007 and $8,884,000 for the year ended December 31, 2006.

As of December 31, 2007, the Company had outstanding commitments to extend credit to borrowers of $111,234,000, issued standby letters of credit of $454,000 and had commitments to sell loans of $7,958,000. Certificates of deposit maturing in one year or less totaled $212,540,000 as of December 31, 2007. Management believes that a significant portion of these deposits will remain with the Company.

ASSET-LIABILITY MANAGEMENT

The Company’s strategy with respect to asset-liability management was to maximize net interest income while limiting exposure to risks associated with volatile interest rates. This strategy was implemented by the Banks’ asset/liability committees that took action based upon its analysis of expected changes in the composition and volumes of the balance sheet and the fluctuations in market interest rates. One of the measures of interest-rate sensitivity is the gap ratio. This ratio indicates the amount of interest-earning assets repricing within a given period in comparison to the amount of interest-bearing liabilities repricing within the same period of time. A gap ratio of 1.0 indicates a matched position, in which case the effect on net interest income due to interest rate movements will be minimal. A gap ratio of less than 1.0 indicates that more liabilities than assets reprice within the time period and a ratio greater than 1.0 indicates that more assets reprice than liabilities.

As of December 31, 2007, the Company’s cumulative gap ratios for assets and liabilities repricing within three months and within one year were 0.74 and 0.85 respectively, meaning more liabilities than assets were repriceable within these periods. The gap position was largely the result of classifying approximately 35% of the interest-bearing demand deposit accounts, money market accounts, and savings accounts as immediately repriceable. Historically, the Company did not repriced these accounts as frequently or as quickly as it adjusts the rates on new and renewing certificates of deposit.

The following table sets forth the scheduled repricing or maturity of the Company’s consolidated assets and liabilities as of December 31, 2007, based on the assumptions described below. The effect of these assumptions

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is to quantify the dollar amount of items that are interest rate sensitive and can be repriced within each of the periods specified. The table does not necessarily indicate the impact of general interest rate movements on the Company’s interest margin because the repricing of certain categories of assets and liabilities is subject to competitive and other pressures beyond the Company’s control. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may, in fact, mature or reprice at different times and at different volumes.

	Three Months or Less	Over Three Months to One Year	One to Three Years	Three Years or More	Total
	(dollars in thousands)
Interest earning assets:
Loans	$107,442	$83,748	$154,398	$58,675	$404,263
Investment securities:					—
Taxable investments	21,336	43,969	52,200	40,741	158,246
Tax exempt investments	1,655	20,305	21,120	34,398	77,478

Total investment securities	22,991	64,274	73,320	75,139	235,724
Federal funds sold and interest-bearing balances	17,900	25	—	—	17,925

Total interest earning assets	148,333	148,047	227,718	133,814	657,912

Interest-bearing liabilities:
Savings and interest-bearing demand deposits	76,428	—	40,862	98,001	215,291
Time Certificates of deposit	74,948	138,054	28,550	3,432	244,984

Total deposits	151,376	138,054	69,412	101,433	460,275
Federal funds purchased and repurchase agreements	41,300	4,697	—	—	45,997
Federal Home Loan Bank advances	6,500	7,500	33,000	—	47,000
Other long-term debt	—	—	—	1,741	1,741

Total interest-bearing liabilities	199,176	150,251	102,412	103,174	555,013

Interest sensitivity gap per period	$(50,843)	$(2,204)	$125,306	$30,640

Cumulative Interest sensitivity gap	$(50,843)	$(53,047)	$72,259	$102,899

Interest sensitivity gap ratio	0.74	0.99	2.22	1.30
Cumulative Interest sensitivity gap ratio	0.74	0.85	1.16	1.19

In the table above, NOW accounts and savings deposits are allocated across the repricing buckets based on deposit studies of account behavior.

CRITICAL ACCOUNTING POLICIES

The Company identified one critical accounting policy and practice relative to the financial condition and results of operation. This accounting policy relates to the allowance for loan losses.

The allowance for loan losses represents management’s estimate of the probable credit losses inherent in the loan portfolio. These potential losses could be either identified or unidentified. The accuracy of this estimate could have a material impact on the Company’s earnings. To the extent actual outcomes differ from management estimates, additional provision for loan losses could be required that could adversely affect earnings or financial position in future periods.

The loan portfolio represents the largest asset type on the consolidated balance sheet. Loan losses are charges off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management’s periodic evaluation of various factors.

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Estimating the amount of the allowance for loan losses requires significant judgment and the use of estimates related to the amount and timing of potential losses. In evaluating the portfolio, management took into consideration numerous factors; some are quantitative while others require qualitative judgment. These factors include: current economic conditions and trends, historical loan loss experience, the composition of the loan portfolio including mix and loan type, loan collateral values, loan classification, loan delinquencies, specific impaired loans and estimated probable credit losses. Nonperforming, classified and large loans were specifically reviewed for impairment and the allowance is allocated on a loan by loan basis as deemed necessary. Loans not specifically allocated and homogenous loans were grouped into categories to which a loss percentage, based on historical experience, is allocated.

The adequacy of the allowance for loan losses was monitored on an on-going basis by the loan review officer, senior management and the Bank’s board of directors. In addition, the various regulatory agencies that examine the Bank periodically review the allowance for loan losses. These agencies may require the Company to make additional provisions to the allowance based upon their judgment about information available to them at the time of their examination.

There can be no assurances that the allowance for loan losses were adequate to cover all loan losses, but management believed that the allowance for loan losses was adequate as of December 31, 2007.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of earnings volatility that results from adverse changes in interest rates and market prices. The Company’s market risk is comprised primarily of interest rate risk arising from its core banking activities of lending and deposit taking. Interest rate risk is the risk that changes in market interest rates may adversely affect the Company’s net interest income. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Company’s primary market risk exposures and how those exposures were managed through the year ended December 31, 2007 changed when compared to the year ended December 31, 2006.

The Company uses a third-party computer software simulation modeling program to measure its exposure to potential interest rate changes. For various assumed hypothetical changes in market interest rates, numerous other assumptions are made such as prepayment speeds on loans and securities backed by mortgages, the slope of the Treasury yield curve, the rates and volumes of the Company’s deposits, and the rates and volumes of the Company’s loans. This analysis measures the estimated change in net interest income in the event of hypothetical changes in interest rates. The following table presents the Company’s projected changes in net interest income for the various rate shock levels at December 31, 2007.

	$ Change	% Change
+200 bp	(1,728,000)	-8.6%
+100 bp	(820,000)	-4.1%
Base	0	0.0%
-100 bp	354,000	1.8%
-200 bp	(115,000)	-0.6%

As shown above, at December 31, 2007, the effect of an immediate and sustained 100 basis point or 200 basis point increase in interest rates would have decreased the Company’s net interest income by approximately $820,000 or $1,728,000, respectively. The effect of a ramped 100 basis point decrease in rates would have increased the Company’s net interest income by approximately $354,000 while a 200 basis point decrease would have caused a decrease in net interest income of $115,000. As can be seen from the table, an increase in interest rates would have reduced net interest income as more of the Company’s interest-bearing liabilities would have repriced than interest-earning assets would. Conversely, a decrease in interest rates would have resulted in higher net interest income. However, at some point with market interest rates low, additional reductions in market interest rates would have reduced the Company’s net interest income as rates on repriceable assets are reduced while rates on liabilities cannot be lowered proportionally.

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Computations of the prospective effects of hypothetical interest rate changes were based on numerous assumptions. Actual values may differ from those projections set forth above. Further, the computations do not contemplate any actions the Company may undertake in response to changes in interest rates.

PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

Prior to the Merger, ISBF common stock was quoted on the Pink Sheets under the symbol “ISBO.PK”. The following table sets forth for the periods indicated the high and low reported bid prices per share of ISBF common stock as reported by Pink Sheets, along with the cash dividends per share declared during such periods. The per share prices reflect inter-dealer prices without adjustments for markups, markdowns or commissions and may not necessarily represent actual transactions.

	ISBF Common Stock
	High	Low	Cash Dividend Declared
2006
First Quarter	$21.33	$20.17	$0.32
Second Quarter	22.33	20.17	—
Third Quarter	—	—	—
Fourth Quarter	22.50	22.00	—

2007
First Quarter	$26.75	$22.50	$0.32
Second Quarter	26.80	22.50	—
Third Quarter	26.00	20.00	—
Fourth Quarter	24.00	18.55	—

As of December 31, 2007, there were approximately 270 holders of record of ISBF common stock. Since the Merger, the surviving company’s common stock is listed on the Nasdaq Global Select Market under the symbol “MOFG”.

Dividends. Prior to the Merger, ISBF’s board of directors paid dividends on an annual basis.

Dividends currently may be paid on New MidWestOne’s common stock, as and when declared by New MidWestOne’s board of directors out of any of funds legally available for the payment of such dividends, subject to any and all preferences and rights of any preferred stock or a series thereof. The amount of dividends payable will depend upon the earnings and financial condition of New MidWestOne and other factors, including applicable governmental regulations and policies. It is expected that New MidWestOne will pay dividends similar to Former MidWestOne. However, this expectation is not assured, and the timing and amount of future dividends, if any, paid by New MidWestOne following the merger will be subject to determination by New MidWestOne’s board of directors in its discretion and will depend upon earnings, cash requirements and the financial condition of the company and its subsidiaries, applicable government regulations and other factors deemed relevant by New MidWestOne’s board of directors. Various state and federal laws and other restrictions will limit the ability of New MidWestOne’s subsidiary banks to pay dividends to New MidWestOne after the merger.

Stock repurchases. ISBF did not repurchase any of its shares during the fourth quarter of 2007.

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